Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-17 of this exhibit concerning TOTAL SE and all of its direct and indirect consolidated companies located in or outside of France (collectively, “TOTAL” or the “Group”) with respect to the third quarter 2020 and nine months ended September 30, 2020 has been derived from TOTAL’s unaudited consolidated balance sheets as of September 30, 2020, unaudited statements of income, comprehensive income, cash flow and business segment information for the third quarter 2020 and nine months ended September 30, 2020 and unaudited consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2020 presented on pages 18-32 and 37-44 of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2020, as amended on April 14, 2020.

A.	KEY FIGURES

3Q20	2Q20	3Q19	3Q20 vs 3Q19	in millions of dollars (except earnings per share and number of shares)	9M20	9M19	9M20 vs 9M19

33,142	25,730	48,589	-32%	Non-Group sales	102,742	151,036	-32%
1,459	821	3,673	-60%	Adjusted net operating income(a) from business segments	4,580	10,675	-57%
801	(209)	1,734	-54%	• Exploration & Production	1,295	5,478	-76%
285	326	574	-50%	• Integrated Gas, Renewables & Power	1,524	1,595	-4%
(88)	575	952	ns	• Refining & Chemicals	869	2,423	-64%
461	129	413	+12%	• Marketing & Services	892	1,179	-24%
94	(447)	1,381	-93%	Net income (loss) from equity affiliates	379	2,904	-87%
0.04	(3.27)	1.04	-96%	Fully-diluted earnings per share ($)	(3.22)	3.20	ns
2,637	2,598	2,614	+1%	Fully-diluted weighted-average shares (millions)	2,612	2,621	-
202	(8,369)	2,800	-93%	Net income (Group share)	(8,133)	8,667	ns
2,184	2,201	3,296	-34%	Organic investments(b)	6,908	9,107	-24%
(272)	721	3,422	ns	Net acquisitions(c)	1,551	4,131	-62%
1,912	2,922	6,718	-72%	Net investments(d)	8,459	13,238	-36%
4,351	3,479	8,206	-47%	Cash flow from operations	9,129	18,086	-50%
				Of which:
980	431	1,523	-36%	• (increase) decrease in working capital(e)	527	(1,764)	ns
(491)	(499)	(532)	ns	• financial charges	(1,502)	(1,536)	ns

From 2019, data take into account the impact of the new rule IFRS16 “Leases”, effective January 1, 2019.

(a)

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See pages 3 et seq. “Analysis of business segment results” below for further details.

(b)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

(c)	“Net acquisitions” = acquisitions—assets sales—other transactions with non-controlling interests (see page 15).

(d)	“Net investments” = organic investments + net acquisitions (see page 15).

(e)	See also “C. Group results – Cash Flow” on page 10 of this exhibit and the reconciliation table for different cash flow figures set forth under “Cash Flow” on page 16 of this exhibit.

Environment* — liquids and gas price realizations, refining margins

3Q20	2Q20	3Q19	3Q20 vs 3Q19		9M20	9M19	9M20 vs 9M19
42.9	29.6	62.0	-31%	Brent ($/b)	41.1	64.6	-36%
2.1	1.8	2.3	-9%	Henry Hub ($/Mbtu)	1.9	2.6	-25%
2.9	1.7	3.9	-26%	NBP ($/Mbtu)	2.5	4.8	-47%
3.6	2.1	4.7	-23%	JKM ($/Mbtu)	3.1	5.4	-42%
39.9	23.4	58.0	-31%	Average price of liquids ($/b) Consolidated subsidiaries	35.6	60.0	-41%
2.52	2.61	3.48	-27%	Average price of gas ($/Mbtu) Consolidated subsidiaries	2.84	3.93	-28%
3.57	4.40	5.93	-40%	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	4.81	6.25	-23%
-2.7	14.3	47.4	ns	Variable cost margin –Refining Europe, VCM ($/t)	13.6	36.2	-62%

* The indicators are shown on page 17.

The average LNG sales price fell by 19% in the third quarter 2020 compared to the previous quarter, due to the delayed impact of lower oil prices in the first half 2020 on long-term LNG contracts.

Production*

3Q20	2Q20	3Q19	3Q20 vs 3Q19		9M20	9M19	9M20 vs 9M19
2,715	2,846	3,040	-11%	Hydrocarbon production (kboe/d)	2,882	2,981	-3%
1,196	1,315	1,441	-17%	● Oil (including bitumen) (kb/d)	1,319	1,424	-7%
1,519	1,531	1,599	-5%	● Gas (including condensates and associated NGL) (kboe/d)	1,563	1,557	-

3Q20	2Q20	3Q19	3Q20 vs 3Q19		9M20	9M19	9M20 vs 9M19
2,715	2,846	3,040	-11%	Hydrocarbon production (kboe/d)	2,882	2,981	-3%
1,437	1,553	1,720	-16%	● Liquids (kb/d)	1,563	1,658	-6%
6,973	7,045	7,200	-3%	● Gas (Mcf/d)**	7,193	7,225	-

* Group production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP).

** 3Q19 and 9M19 data restated.

Hydrocarbon production was 2,715 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2020, a decrease of 11% year-on-year, comprised of:

●	-7% due to compliance with OPEC+ quotas, notably in Nigeria, the United Arab Emirates, Angola, Kazakhstan and Iraq, as well as voluntary reductions in Canada and disruptions in Libya.
●	-1% due to portfolio effect, notably linked to the sale of Block CA1 in Brunei and the sale of assets in the United Kingdom.
●	+3% due to the start-up and ramp-up of new projects, notably Culzean in the United Kingdom, Johan Sverdrup in Norway, Iara in Brazil and Tempa Rossa in Italy.
●	-3% due to the natural decline of fields.
●	-3% due to maintenance.

Hydrocarbon production was 2,715 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2020, a decrease of 5% compared to the previous quarter, comprised of:

●	-3% due to reinforcement of OPEC+ quotas, notably in Nigeria.
●	-1% due to portfolio effect, notably linked to the sale of assets in the United Kingdom.
●	+1% due to the ramp-up of recently started projects, notably Ichthys in Australia, Tempa Rossa in Italy and Iara in Brazil.
●	-2% due to the natural decline of fields and maintenance.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. In addition, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. Furthermore, TOTAL enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 26-32 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.    Integrated Gas, Renewables & Power segment (iGRP)

Production and sales of Liquefied natural gas (LNG) and electricity

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Hydrocarbon production for LNG	9M20	9M19	9M20 vs 9M19
518	520	539	-4%	iGRP (kboe/d)	530	539	-2%
70	66	73	-5%	● Liquids (kb/d)	70	71	-2%
2,445	2,471	2,546	-4%	● Gas (Mcf/d)*	2,509	2,562	-2%

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Liquefied Natural Gas in Mt	9M20	9M19	9M20 vs 9M19
8.1	10.4	7.4	+9%	Overall LNG sales	28.3	23.7	+19%
4.3	4.3	4.2	+3%	● including sales from equity production**	13.3	12.0	+11%
6.6	8.7	5.5	+20%	● including sales by TOTAL from equity production and third party purchases	23.2	18.3	+27%

* 3Q19 and 9M19 data restated.

** The Group’s equity production may be sold by TOTAL or by joint ventures.

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Renewables & Electricity	9M20	9M19	9M20 vs 9M19
5.1	5.1	2.7	+85%	Gross renewables installed capacity (GW)*	5.1	2.7	+85%
14.2				Gross renewables installed or in development capacity with PPA (GW)*	14.2
4.1	2.9	2.9	+41%	Net power production (TWh)**	9.9	7.9	+25%
1.0	1.1	0.5	x2.1	● including power production from renewables	2.8	1.4	x2
4.4	4.2	4.1	+7%	Clients power – BtB and BtC (Million)*	4.4	4.1	+7%
1.7	1.7	1.6	+4%	Clients gas – BtB and BtC (Million)*	1.7	1.6	+7%
10.2	9.4	9.9	+3%	Sales power – BtB and BtC (TWh)	33.8	33.2	+2%
13.5	17.3	13.5	-	Sales gas – BtB and BtC (TWh)	64.4	65.5	-2%

* Capacity at end of period.

** Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Hydrocarbon production for LNG was stable compared to the previous quarter and down 4% compared to last year.

Total LNG sales:

●	increased by 9% in the third quarter 2020 compared to last year, notably due to an increase in trading activities.
●

increased by 19% for the first nine months 2020 compared to the same period last year for the same reason and thanks to the ramp-up of Yamal LNG, Ichthys LNG and the start-up of the first two Cameron LNG trains in the US.

Gross installed renewable power generation capacity was 5.1 GW at the end of the third quarter, a strong 85% increase year-on-year, notably thanks to the acquisition in India of 50% of a portfolio of more than 2 GW from the Adani Group.

The Group continues to implement its strategy to integrate along the gas and electricity chain in Europe and has seen the number of its power and gas customers grow compared to last year by 7% and 4%, respectively, and for the first nine months 2020 by 7%.

Net electricity production was 4.1 TWh in the third quarter, up 41% year-on-year, notably due to higher demand on the Group’s CCGTs and the doubling of renewable electricity production.

Electricity sales increased by 2% in the first nine months 2020 compared to the same period last year, while gas sales decreased by 2% in the same comparison, impacted by lower demand linked to the lockdown in Europe.

Results

3Q20	2Q20	3Q19	3Q20 vs 3Q19	in millions of dollars	9M20	9M19	9M20 vs 9M19
1,995	3,313	3,667	-46%	Non-Group sales	10,398	13,875	-25%
253	(1,074)	321	-21%	Operating income	(463)	858	ns
225	21	898	-75%	Net income (loss) from equity affiliates and other items	645	1,939	-67%
(266)	322	(222)	ns	Tax on net operating income	64	(845)	ns
212	(731)	997	-79%	Net operating income	246	1,952	-87%
73	1,057	(423)	ns	Adjustments affecting net operating income	1,278	(357)	ns
285	326	574	-50%	Adjusted net operating income*	1,524	1,595	-4%
99	(69)	206	-52%	• including income from equity affiliates	278	656	-58%
450	618	640	-30%	Organic investments	1,714	1,575	+9%
36	433	3,375	-99%	Net acquisitions	1,606	3,934	-59%
486	1,051	4,015	-88%	Net investments	3,320	5,509	-40%

*Detail of adjustment items shown in the business segment information starting on page 26 of this exhibit.

Adjusted net operating income for the iGRP segment was:

●	$285 million in the third quarter 2020, a decrease of 50% compared to $574 million in the third quarter 2019, due to the drop in LNG prices.
●	$1,524 million in the first nine months 2020, a decrease of 4% compared to $1,595 million in the first nine months 2019, for the same reason.

Adjusted net operating income for the Integrated Gas, Renewables & Power segment excludes special items. In the third quarter 2020, the exclusion of special items had a positive impact of $73 million on the segment’s adjusted net operating income, compared to a negative impact of $423 million in the third quarter 2019. In the first nine months 2020, the exclusion of special items had a positive impact of $1,278 million on the segment’s adjusted net operating income, compared to a negative impact of $357 million in the first nine months 2019.

In the third quarter 2020, the segment’s operating cash flow excluding (i) the change in working capital at replacement cost1, (ii) financial charges, except those related to leases and (iii) the mark-to-market effect of iGRP’s contracts, and including capital gain from renewable project sale (effective first quarter 2020) and organic loan repayment from equity affiliates was $695 million, a decrease of 5% compared to $732 million in the third quarter 2019. In the first nine months 2020, the segment’s operating cash flow excluding (i) the change in working capital at replacement cost, (ii) financial charges, except those related to leases and (iii) the mark-to-market effect of iGRP’s contracts, and including capital gain from renewable project sale (effective first quarter 2020) and organic loan repayment from equity affiliates was $2,346 million, an increase of 14% compared to $2,052 million in the first nine months 2019, and in line with the 19% increase in LNG sales. The data for the second quarter 2020, third quarter 2019 and first nine months 2019 are restated.

In the third quarter 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $654 million, an increase of 63% compared to $401 million in the third quarter 2019. In the first nine months 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $1,554 million, a decrease of 20% compared to $1,934 million in the first nine months 2019.

1 Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above.

B.2.    Exploration & Production segment

Production

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Hydrocarbon production	9M20	9M19	9M20 vs 9M19
2,197	2,326	2,501	-12%	EP (kboe/d)	2,352	2,442	-4%
1,367	1,487	1,647	-17%	● Liquids (kb/d)	1,493	1,587	-6%
4,528	4,574	4,654	-3%	● Gas (Mcf/d)	4,684	4,663	-

Results

3Q20	2Q20	3Q19	2Q20 vs 2Q19	in millions of dollars (except effective tax rate)	9M20	9M19	9M20 vs 9M19

1,142	992	1,631	-30%	Non-Group sales	3,716	5,698	-35%
768	(7,983)	2,257	-66%	Operating income	(6,356)	8,176	ns
251	17	77	x3	Net income (loss) from equity affiliates and other items	691	444	+56%
32.9%	56.6%	39.7%		Effective tax rate*	39.7%	42.8%
(243)	398	(1,094)	ns	Tax on net operating income	(299)	(3,679)	ns
776	(7,568)	1,240	-37%	Net operating income	(5,964)	4,941	ns
25	7,359	494	-95%	Adjustments affecting net operating income	7,259	537	x14
801	(209)	1,734	-54%	Adjusted net operating income**	1,295	5,478	-76%
268	48	297	-10%	• including income from equity affiliates	706	749	-6%
1,266	1,112	2,064	-39%	Organic investments	3,950	6,017	-34%
(309)	311	(3)	ns	Net acquisitions	(4)	239	ns
957	1,423	2,061	-54%	Net investments	3,946	6,256	-37%

*

“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**	Detail of adjustment items shown in the business segment information starting on page 26 of this exhibit.

Adjusted net operating income for the Exploration & Production segment was:

●	$801 million in the third quarter 2020, a decrease of 54% compared to $1,734 million in the third quarter 2019, due to the sharp drop in oil and gas prices and lower production.
●	$1,295 million in the first nine months 2020, a decrease of 76% compared to $5,478 million in the first nine months 2019, for the same reasons.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the third quarter 2020, the exclusion of special items had a positive impact of $25 million on the segment’s adjusted net operating income, compared to a positive impact of $494 million in the third quarter 2019. In the first nine months 2020, the exclusion of special items had a positive impact of $7,259 million on the segment’s adjusted net operating income, compared to a positive impact of $537 million in the first nine months 2020.

In the third quarter 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost2 and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $2,646 million, a decrease of 41% compared to $4,451 million in the third quarter 2019. In the first nine months 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $7,032 million, a decrease of 48% compared to $13,579 million in the first nine months 2019.

In the third quarter 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $2,043 million, a decrease of 59% compared to $5,007 million in the third quarter 2019. In the first nine months 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $6,876 million, a decrease of 46% compared to $12,711 million in the first nine months 2019.

2 Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above.

B.3.    Downstream (Refining & Chemicals and Marketing & Services segments)

Results

3Q20	2Q20	3Q19	3Q20 vs 3Q19	in millions of dollars	9M20	9M19	9M20 vs 9M19
30,004	21,419	43,289	-31%	Non-Group sales	88,621	131,459	-33%
261	866	1,593	-84%	Operating income	(63)	4,340	ns
(233)	(13)	(10)	ns	Net income (loss) from equity affiliates and other items	(293)	351	ns
(238)	(259)	(385)	ns	Tax on net operating income	(194)	(965)	ns
(210)	594	1,198	ns	Net operating income	(550)	3,726	ns
583	110	167	x3	Adjustments affecting net operating income	2,311	(124)	ns
373	704	1,365	-73%	Adjusted net operating income*	1,761	3,602	-51%
449	457	570	-21%	Organic investments	1,183	1,447	-18%
2	(20)	52	-96%	Net acquisitions	(48)	(42)	ns
451	437	622	-27%	Net investments	1,135	1,405	-19%

* Detail of adjustment items shown in the business segment information starting on page 26 of this exhibit

In the third quarter 2020, the Downstream segment’s operating cash flow excluding the change in working capital at replacement cost3 and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $971 million, a decrease of 51% compared to $1,995 million in the third quarter 2019. In the first nine months 2020, the Downstream segment’s operating cash flow excluding the change in working capital at replacement cost and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $3,523 million, a decrease of 31% compared to $5,113 in the first nine months 2019.

In the third quarter 2020, the Downstream segment’s cash flow from operating activities excluding financial charges, except those related to leases was $2,060 million, a decrease of 33% compared to $3,058 million in the third quarter 2019. In the first nine months 2020, the segment’s cash flow from operating activities excluding financial charges was $2,377 million, a decrease of 53% compared to $5,021 in the first nine months 2019.

Refining & Chemicals segment

• Refinery and petrochemicals throughput and utilization rates

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Refinery throughput and utilization rate*	9M20	9M19	9M20 vs 9M19
1,212	1,249	1,719	-29%	Total refinery throughput (kb/d)	1,302	1,725	-25%
267	205	503	-47%	• France	242	514	-53%
540	595	757	-29%	• Rest of Europe	630	753	-16%
405	449	459	-12%	• Rest of world	429	458	-6%
57%	59%	82%		Utilization rates based on crude only**	62%	83%

* Includes refineries in Africa reported in the Marketing & Services segment.

** Based on distillation capacity at the beginning of the year.

• Petrochemicals production and utilization rates

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Petrochemicals production and utilization rate	9M20	9M19	9M20 vs 9M19
1,255	1,391	1,402	-11%	Monomers* (kt)	4,033	3,788	+6%
1,248	1,193	1,268	-2%	Polymers (kt)	3,642	3,692	-1%
75%	84%	91%		Vapocracker utilization rate**	81%	81%

* Olefins

** Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

3 Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above.

Refinery throughput volumes:

●

Decreased by 29% in the third quarter 2020 compared to the previous year, mainly due to high inventories of refined products and the drop in demand. The extended shutdown of the distillation unit at the Normandy platform following an incident at the end of 2019 and the safety outage at the Port Arthur refinery in the US in September related to Hurricane Laura also contributed to the reduction.

●	Decreased by 25% in the first nine months 2020 year-on-year for the same reasons.

Monomer production:

●	Decreased 11% in the third quarter 2020 year-on-year to 1,255 kt, essentially due to prolonged unscheduled maintenance on the Port Arthur cracker.
●	Increased 6% in the first nine months 2020 year-on-year as a result of 2019 planned maintenance on the steamcracker at Daesan in South Korea.

Polymer production:

●	Slight decrease of 2% in the third quarter 2020 year-on-year to 1,248 kt, due to the drop in demand.
●

Stable in the first nine months 2020 compared to the first nine months 2019, due to planned maintenance of the steamcracker upstream of the polymer units at Daesan in South Korea in 2019 and offset by the closure of the polystyrene site at El Pratt in Spain and the planned maintenance at the Qatofin platform in Qatar in the first quarter 2020.

Results

3Q20	2Q20	3Q19	3Q20 vs 3Q19	in millions of dollars	9M20	9M19	9M20 vs 9M19
13,607	9,433	21,338	-36%	Non-Group sales	41,563	65,558	-37%
(361)	632	1,035	ns	Operating income	(997)	2,763	ns
(247)	(35)	5	ns	Net income (loss) from equity affiliates and other items	(339)	265	ns
(51)	(132)	(221)	ns	Tax on net operating income	152	(467)	ns
(659)	465	819	ns	Net operating income	(1,184)	2,561	ns
571	110	133	x4	Adjustments affecting net operating income	2,053	(138)	ns
(88)	575	952	ns	Adjusted net operating income*	869	2,423	-64%
291	302	355	-18%	Organic investments	761	948	-20%
(1)	(15)	19	ns	Net acquisitions	(52)	(163)	ns
290	287	374	-22%	Net investments	709	785	-10%

*Detail of adjustment items shown in the business segment information starting on page 26 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment:

●

Decreased to a loss of -$88 million in the third quarter 2020. The drop was due to negative refining margins resulting from weak demand, notably for distillates as a result of particularly depressed demand for air transport.

●

Decreased to $869 million in the first nine months 2020, down 64% compared to the same period last year, due to refining margin deterioration and low plant utilization based on crude oil throughput of 62%, partially offset by resilient petrochemical margins and outperformance of the trading activities in the second quarter 2020.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the third quarter 2020, the exclusion of the inventory valuation effect had a negative impact of $14 million on the segment’s adjusted net operating income, compared to a positive impact of $90 million in the third quarter 2019. In the third quarter 2020 the exclusion of special items had a positive impact of $585 million on the segment’s adjusted net operating income, compared to a positive impact of $43 million in the third quarter 2019. In the first nine months 2020, the exclusion of the inventory valuation effect had a positive impact of $1,357 million on the segment’s adjusted net operating income, compared to a negative impact of $254 million in the first nine months 2019. In the first nine months 2020, the exclusion of special items had a positive impact of $696 million on the segment’s adjusted net operating income, compared to a positive impact of $116 million in the first nine months 2019.

In the third quarter 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost4 and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $242 million, a decrease of 82% compared to $1,373 million in the third quarter 2019. In the first nine months 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $1,912 million, a decrease of 42% compared to $3,283 in the first nine months 2019.

4 Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above.

In the third quarter 2020, the segment’s cash flow from operating activities excluding financial charges was $1,027 million, a decrease of 35% compared to $1,575 million in the third quarter 2019. In the first nine months 2020, the segment’s cash flow from operating activities excluding financial charges was $924 million compared to $2,695 million in the first nine months 2019.

B.4.    Marketing & Services segment

Petroleum product sales

3Q20	2Q20	3Q19	3Q20 vs 3Q19	sales in kb/d*	9M20	9M19	9M20 vs 9M19
1,442	1,301	1,848	-22%	Total Marketing & Services sales	1,466	1,848	-21%
819	740	1,034	-21%	• Europe	822	1,017	-19%
623	561	814	-23%	• Rest of world	645	831	-22%

*Excludes trading and bulk refining sales.

Petroleum product sales volumes decreased by 22% compared to a year ago and by 21% in the first nine months 2020 compared to the same period last year, notably due to the impact of Covid-19 and associated lockdown on global demand. However, there was an improvement compared to the previous quarter due to the recovery in demand, mainly in Europe and Asia.

Results

3Q20	2Q20	3Q19	3Q20 vs 3Q19	in millions of dollars	9M20	9M19	9M20 vs 9M19
16,397	11,986	21,951	-25%	Non-Group sales	47,058	65,901	-29%
622	234	558	+11%	Operating income	934	1,577	-41%
14	22	(15)	ns	Net income (loss) from equity affiliates and other items	46	86	-47%
(187)	(127)	(164)	ns	Tax on net operating income	(346)	(498)	ns
449	129	379	+18%	Net operating income	634	1,165	-46%
12	-	34	-65%	Adjustments affecting net operating income	258	14	x18
461	129	413	+12%	Adjusted net operating income*	892	1,179	-24%
158	155	215	-27%	Organic investments	422	499	-15%
3	(5)	33	-91%	Net acquisitions	4	121	-97%
161	150	248	-35%	Net investments	426	620	-31%

*Detail of adjustment items shown in the business segment information starting on page 26 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was $461 million in the third quarter 2020, an increase of 12% compared to a year ago, due to rising margins.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the third quarter 2020, the exclusion of the inventory valuation effect had a positive impact of $6 million on the segment’s adjusted net operating income, compared to a negative impact of $19 million in the third quarter 2019. In the third quarter 2020, the exclusion of special items had a positive impact of $6 million on the segment’s adjusted net operating income, compared to a positive impact of $53 million in the third quarter 2019. In the first nine months 2020, the exclusion of the inventory valuation effect had a positive impact of $169 million on the segment’s adjusted net operating income, compared to a negative impact of $46 million in the first nine months 2019. In the first nine months 2020, the exclusion of special items had a positive impact of $89 million on the segment’s adjusted net operating income, compared to a positive impact of $60 million in the first nine months 2019.

In the third quarter 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost5 and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $729 million, an increase of 17% compared to $622 million in the third quarter 2019. In the first nine months 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $1,611 million, a decrease of 12% compared to $1,830 million in the first nine months 2019.

5 Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above.

In the third quarter 2020, the segment’s cash flow from operating activities excluding financial charges was $1,033 million, a decrease of 30% compared to $1,483 million in the third quarter 2020. In the first nine months 2020, the segment’s cash flow from operating activities excluding financial charges was $1,453 million, a decrease of 38% compared to $2,326 million in the first nine months 2019.

C.	GROUP RESULTS

Net income (Group share)

In the third quarter 2020, net income (Group share) was $202 million, a decrease compared to $2,800 million in the third quarter 2019. In the first nine months 2020, net income (Group share) was $(8,133) million, a decrease compared to $8,667 million in the first nine months 2019.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value6.

Adjusted net income (Group share) was:

●	$848 million in the third quarter 2020, compared to $3,017 million in the third quarter 2019, due to lower Brent prices, natural gas prices and refining margins.

●	$2,755 million in the first nine months 2020, a decrease of 68% year-on-year, for the same reasons.

Total adjustments affecting net income7 were -$646 million in the third quarter 2020, essentially related to the conversion of the Grandpuits refinery in France and the sale of the Lindsey refinery in the United Kingdom.

Fully-diluted shares

The number of fully-diluted shares was 2,644 million on September 30, 2020.

Acquisitions - Asset sales

Finalized acquisitions were:

●	$150 million in the third quarter 2020, comprised notably of acquiring 51% of the Seagreen offshore wind project in the United Kingdom.

●

$2.7 billion in the first nine months 2020, comprised of the item above as well as the acquisition in India of 50% of a portfolio of installed solar activities from Adani Green Energy Limited, the closing of the acquisition of 37.4% stake in Adani Gas Ltd, the acquisition of interests in Blocks 20 and 21 in Angola, and the payment for a second tranche linked to taking the 10% stake in the Arctic LNG 2 project in Russia.

Finalized asset sales were:

●	$422 million in the third quarter 2020, comprised notably of the sale of non-strategic assets in the UK North Sea to Neo Energy.

●

$1.1 billion in the first nine months 2020, comprised notably of the sale above, as well as closing the sale of Block CA1 in Brunei, the sale of the Group’s interest in the Fos Cavaou regasification terminal in France, and 50% of the sale of a portfolio of solar and wind assets from Total Quadran in France.

Cash flow

The Group’s cash flow from operating activities was $4,351 million in the third quarter 2020, a decrease of 47% compared to $8,206 million in the third quarter 2019. The Group’s cash flow from operating activities was $9,129 million in the first nine months 2020, a decrease of 50% compared to $18,086 million in the first nine months 2019.

The change in working capital as determined using the replacement cost method8 excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sale (effective first quarter 2020) and including organic loan repayment from equity affiliates was $560 million in the third quarter 2020, compared to $1,469 million in the third quarter 2019. It is the (increase) decrease in working capital of $980 million as determined in accordance with IFRS adjusted for (i) the pre-tax inventory valuation effect of $90 million, (ii) the mark-to-market effect of iGRP’s contracts of $(505) million, (iii) the capital gains from renewables project sale of $(4) million and (iv) the organic loan repayments from equity affiliates of $(1) million.

6 Details shown on page 15 of this exhibit.

7 Details shown on pages 15 and 26-32 of this exhibit.

8 For information on the replacement cost method, refer to the second paragraph of “B. Analysis of business segment results”.

The change in working capital as determined using the replacement cost method9 excluding the mark-to-market effect of iGRP’s contracts, and including capital gain from renewable project sale (effective first quarter 2020) and organic loan repayment from equity affiliates in the first nine months 2020 was $(2,070) million, compared to $(1,232) million in the first nine months 2019. It is the (increase) decrease in working capital of $527 million as determined in accordance with IFRS adjusted for (i) the pre-tax inventory valuation effect of $(1,748) million, (ii) the mark-to-market effect of iGRP’s contracts of $(750) million, (iii) the capital gains from renewables project sale of $(64) million and (iv) the organic loan repayments from equity affiliates of $(35) million.

In the third quarter 2020, operating cash flow before working capital changes10 was $3,791 million, a decrease of 44% compared to $6,737 million in the third quarter 2019. In the first nine months 2020, operating cash flow before working capital changes was $11,199 million, a decrease of 42% compared to $19,318 million in the first nine months 2019.

In the third quarter 2020, operating cash flow excluding the change in working capital at replacement cost11, without financial charges (DACF)12 was $4,281 million, a decrease of 41% compared to $7,269 million in the third quarter 2019. In the first nine months 2020, operating cash flow excluding the change in working capital at replacement cost, without financial charges (DACF) was $12,701 million, a decrease of 39% compared to $20,854 million in the first nine months 2019.

The Group’s net cash flow13 was:

●

$1,879 million in the third quarter 2020 compared to $19 million in the third quarter 2019, which takes into account a decrease in net investments from $6,718 million to $1,912 million and a decrease in operating cash flow before working capital changes from $6,737 million to $3,791 million.

●

$2.7 billion in the first nine months 2020 compared to $6.1 billion in the first nine months 2019, due to the decrease of $8.1 billion in operating cash flow before working capital changes, partially offset by a reduction in net investments of $4.8 billion.

D. PROFITABILITY

Return on equity was 5.5% for the twelve months ended September 30, 2020.

in millions of dollars	10/01/2019- 09/30/2020	07/01/2019 - 06/30/2020	10/01/2018- 09/30/2019
Adjusted net income	5,960	8,214	12,104
Adjusted shareholders’ equity	108,885	109,448	117,037
Return on equity (ROE)	5.5%	7.5%	10.3%

Return on average capital employed was 5.4% for the twelve months ended September 30, 2020.

in millions of dollars	10/01/2019- 09/30/2020	07/01/2019 - 06/30/2020	10/01/2018- 09/30/2019
Adjusted net operating income	7,801	10,125	14,094
Adjusted capital employed	144,061	145,621	146,222
ROACE	5.4%	7.0%	9.6%

9 For information on the replacement cost method, refer to the second paragraph of “B. Analysis of business segment results”.

10 “Operating cash flow before working capital changes” is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020) and including organic loan repayment from equity affiliates. Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

11 “Operating cash flow before working capital changes” is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020) and including organic loan repayment from equity affiliates. Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

12 DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.

13 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

E. 2020 SENSITIVITIES*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average Liquids price**	+/- 10$/b	+/- 2.9 B$	+/- 3.3 B$
European gas price – NBP ($/Mbtu)	+/- 1 $/Mbtu	+/- 0.35 B$	+/- 0.35 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.5 B$	+/- 0.6 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2020. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 17.

** In a 60 $/b Brent environment.

F. SUMMARY AND OUTLOOK

The oil market environment remains uncertain and will depend notably on the speed of the global demand recovery, affected by the Covid-19 pandemic.

Oil prices have remained above $40/b since June, supported by strong compliance with OPEC+ quotas and lower hydrocarbon production in North America. In this context, given the quotas, the Group now anticipates full-year 2020 production below 2.9 Mboe/d.

TOTAL anticipates that the increase in oil prices over the second and third quarters will have a positive impact on its average LNG selling price in the fourth quarter, which is expected to be over $4/Mbtu.

In the Downstream, since the beginning of the fourth quarter, European refining margins have averaged more than $10/t and remain fragile given the low demand for jet fuel that weighs on the valuation of all distillates.

In this context, the Group maintains strong discipline on spending. The Group’s operating cost reduction program will surpass its objective with savings of more than $1 billion in 2020. Net investments will be less than $13 billion in 2020, including $2 billion for renewables and electricity.

The Group’s priority is the generation of a level of cash flow that allows it to continue to invest in profitable projects, support the dividend and maintain a solid balance sheet. The Group’s teams remain fully committed to the four priorities of HSE, operational excellence, cost reduction and cash flow generation.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TOTAL. This document may also contain statements regarding the perspectives, objectives and goals of the Group, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by the Group, it being specified that the means to be deployed do not depend solely on TOTAL. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences including those due to epidemics such as Covid-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F/A for the year ended December 31, 2019.

OPERATING INFORMATION BY SEGMENT

Group production (Exploration & Production + iGRP)

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Combined liquids and gas production by region (kboe/d)	9M20	9M19	9M20 vs 9M19

969	1,032	1,004	-3%	Europe and Central Asia	1,032	997	+4%
598	653	733	-18%	Africa	651	705	-8%
576	641	720	-20%	Middle East and North Africa	633	703	-10%
343	314	363	-5%	Americas	343	364	-6%
229	206	221	+4%	Asia-Pacific	223	212	+5%
2,715	2,846	3,040	-11%	Total production	2,882	2,981	-3%
667	699	698	-4%	• includes equity affiliates	706	719	-2%

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Liquids production by region (kb/d)	9M20	9M19	9M20 vs 9M19

359	381	367	-2%	Europe and Central Asia	381	349	+9%
458	514	583	-21%	Africa	509	558	-9%
432	494	562	-23%	Middle East and North Africa	481	543	-12%
144	127	163	-11%	Americas	150	167	-10%
44	37	44	-1%	Asia-Pacific	42	41	+3%
1,437	1,553	1,720	-16%	Total production	1,563	1,658	-6%
197	199	210	-6%	• includes equity affiliates	203	217	-6%

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Gas production by region (Mcf/d)	9M20	9M19	9M20 vs 9M19

3,284	3,506	3,431	-4%	Europe and Central Asia	3,507	3,498	-
713	706	768	-7%	Africa*	722	755	-4%
801	818	866	-8%	Middle East and North Africa	844	879	-4%
1,115	1,047	1,124	-1%	Americas	1,085	1,111	-2%
1,060	968	1,011	+5%	Asia-Pacific*	1,035	982	+5%
6,973	7,045	7,200	-3%	Total production*	7,193	7,225	-
2,540	2,698	2,635	-4%	• includes equity affiliates*	2,714	2,719	-
*3Q19 and 9M19 data restated Downstream (Refining & Chemicals and Marketing & Services)
3Q20	2Q20	3Q19	3Q20 vs 3Q19	Petroleum product sales by region (kb/d)	9M20	9M19	9M20 vs 9M19

1,475	1,449	1,999	-26%	Europe	1,565	2,013	-22%
541	463	677	-20%	Africa	562	695	-19%
673	861	920	-27%	Americas	767	868	-12%
460	433	541	-15%	Rest of world	446	564	-21%
3,149	3,208	4,136	-24%	Total consolidated sales	3,340	4,141	-19%
417	366	544	-23%	• includes bulk sales	427	545	-22%
1,290	1,541	1,745	-26%	• includes trading	1,447	1,748	-17%

3Q20	2Q20	3Q19	3Q20 vs 3Q19	Petrochemicals production* (kt)	9M20	9M19	9M20 vs 9M19

1,274	1,275	1,377	-7%	Europe	3,821	4,110	-7%
513	637	648	-21%	Americas	1,813	1,737	+4%
716	672	646	+11%	Middle East and Asia	2,040	1,633	+25%

*Olefins, polymers

ADJUSTMENT ITEMS TO NET INCOME (GROUP SHARE)

3Q20	2Q20	3Q19	In millions of dollars	9M20	9M19

(706)	(8,321)	(156)	Special items affecting net income (Group share)	(9,361)	(226)
-	-	-	• Gain (loss) on asset sales	-	-
(70)	(20)	(20)	• Restructuring charges	(170)	(53)
(293)	(8,101)	(160)	• Impairments	(8,394)	(217)
(343)	(200)	24	• Other	(797)	44
4	(94)	(71)	After-tax inventory effect: FIFO vs. replacement cost	(1,504)	289
56	(80)	10	Effect of changes in fair value	(23)	(59)
(646)	(8,495)	(217)	Total adjustments affecting net income	(10,888)	4

INVESTMENTS — DIVESTMENTS

3Q20	2Q20	3Q19	3Q20 vs 2Q19	in millions of dollars	9M20	9M19	9M20 vs 9M19

2,184	2,201	3,296	-34%	Organic investments (a)	6,908	9,107	-24%
148	162	152	-3%	● Capitalized exploration	445	569	-22%
290	733	242	+20%	● Increase in non-current loans	1,302	742	+75%
(330)	(58)	(61)	ns	● Repayment of non-current loans, excluding organic loan repayment from equity affiliates*	(505)	(449)	ns
(11)	(47)	(109)	ns	● Change in debt from renewable projects (Group share)	(163)	(109)	ns
150	857	4,429	-97%	Acquisitions (b)	2,651	5,713	-54%
422	136	1,007	-58%	Asset sales (c)	1,100	1,582	-30%
7	22	105	-93%	● Change in debt from renewable projects (partner share)	90	105	-14%
-	-	-	ns	Other transactions with non-controlling interests (d)	-	-	ns
1,912	2,922	6,718	-72%	Net investments (a+b-c-d)	8,459	13,238	-36%
(1)	(41)	(101)	ns	Organic loan repayment from equity affiliates* (e)	(35)	(200)	ns
18	69	214	-92%	Change in debt from renewable projects financing** (f)	253	214	+18%
28	22	-	ns	Capex linked to capitalized leasing contracts (g)	74	-	ns
1,901	2,928	6,831	-72%	Cash flow used in investing activities (a+b-c+e+f-g)	8,603	13,252	-35%

*Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.

**Change in debt from renewable projects (Group share and partner share).

CASH FLOW

3Q20	2Q20	3Q19	3Q20 vs 3Q19	in millions of dollars	9M20	9M19	9M20 vs 9M19
4,281	4,143	7,269	-41%	Operating cash flow before working capital changes w/o financial charges (DACF)	12,701	20,854	-39%
(491)	(499)	(532)	ns	● Financial charges	(1,502)	(1,536)	ns
3,791	3,644	6,737	-44%	Operating cash flow before working capital changes (a)*	11,199	19,318	-42%
475	(65)	1,639	-71%	● (Increase) decrease in working capital**	(223)	(1,489)	ns
90	(42)	(69)	ns	● Inventory effect	(1,748)	457	ns
(4)	(17)	-	ns	● Capital gain from renewable projects sale	(64)	-	ns
(1)	(41)	(101)	ns	● Organic loan repayment from equity affiliates	(35)	(200)	ns
4,351	3,479	8,206	-47%	Cash flow from operations	9,129	18,086	-50%
2,184	2,201	3,296	-34%	Organic investments (b)	6,908	9,107	-24%
1,607	1,443	3,441	-53%	Free cash flow after organic investments, w/o net asset sales (a-b)	4,291	10,211	-58%
1,912	2,922	6,718	-72%	Net investments (c)	8,459	13,238	-36%
1,879	722	19	x98.9	Net cash flow (a-c)	2,740	6,080	-55%

* Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

** Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts. See also “C. Group results – Cash Flow”.

GEARING RATIO

in millions of dollars	09/30/2020	06/30/2020	09/30/2019
Current borrowings	14,980	16,154	14,631
Net current financial assets	(5,815)	(6,159)	(3,012)
Net financial assets classified as held for sale	5	-	-
Non-current financial debt	61,477	61,540	47,923
Non-current financial assets	(3,155)	(2,431)	(767)
Cash and cash equivalents	(30,593)	(29,727)	(27,454)

Net debt (a)	36,899	39,377	31,321

of which leases	7,499	7,383	6,888
Shareholders’ equity – Group share	102,234	101,205	114,994
Non-controlling interests	2,177	2,334	2,319

Shareholders’ equity (b)	104,411	103,539	117,313

Net-debt-to-capital ratio = a/(a+b)*	26.1%	27.6%	21.1%
Net-debt-to-capital ratio excluding leases	22.0%	23.6%	17.2%

*The net-debt-to-capital ratios include the impact of the new IFRS 16 rule, effective January 1, 2019.

RETURN ON AVERAGE CAPITAL EMPLOYED

Twelve months ended September 30, 2020

in millions of dollars	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services
Adjusted net operating income	2,318	3,326	1,449	1,366
Capital employed at 09/30/2019*	41,516	88,560	11,658	7,570
Capital employed at 09/30/2020*	43,799	78,548	11,951	8,211
ROACE	5.4%	4.0%	12.3%	17.3%
Twelve months ended June 30, 2020
in millions of dollars	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services
Adjusted net operating income	2,607	4,259	2,489	1,318
Capital employed at 06/30/2019*	37,290	90,633	12,300	8,535
Capital employed at 06/30/2020*	43,527	79,096	12,843	8,366
ROACE	6.5%	5.0%	19.8%	15.6%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

	$/€	Brent ($/b)	Average liquids price* ($/b)	Average gas price* ($/Mbtu)	Average LNG price** ($/Mbtu)	Variable cost margin, European refining*** ($/t)
Third quarter 2020	1.17	42.9	39.9	2.52	3.57	-2.7
Second quarter 2020	1.10	29.6	23.4	2.61	4.40	14.3
First quarter 2020	1.10	50.1	44.4	3.35	6.32	26.3
Fourth quarter 2019	1.11	63.1	59.1	3.76	6.52	30.2
Third quarter 2019	1.11	62.0	58.0	3.48	5.93	47.4

* Sales in $ / sales in volume for consolidated affiliates (excluding stock value variation).

** Sales in $ / sales in volume for consolidated and equity affiliates (excluding stock value variation). This indicator reflects the combined effect of sales volumes and prices of long-term contracts and spot sales. The share of spot sales volumes increased in the second quarter of 2020 compared to the first quarter 2020 due to deferments of some LNG uplifts by some long term contract buyers, while the average long-term contract price was only reduced by 16% because of deferred impact of the oil price decrease.

*** This indicator represents the average margin on variable costs realized by TOTAL’s European refining business (equal to the difference between the sales of refined products realized by TOTAL’s European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

Disclaimer: Data is based on TOTAL’s reporting and is not audited. To the extent permitted by law, TOTAL SE disclaims all liability from the use of the main indicators.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)
(M$)(a)	3rd quarter 2020	2nd quarter 2020	3rd quarter 2019

Sales	33,142	25,730	48,589
Excise taxes	(5,925)	(4,168)	(6,051)
Revenues from sales	27,217	21,562	42,538

Purchases, net of inventory variation	(16,885)	(12,025)	(27,898)
Other operating expenses	(5,610)	(6,321)	(6,362)
Exploration costs	(139)	(114)	(96)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,493)	(11,593)	(4,173)
Other income	457	362	167
Other expense	(281)	(108)	(559)

Financial interest on debt	(547)	(530)	(598)
Financial income and expense from cash & cash equivalents	89	50	-
Cost of net debt	(458)	(480)	(598)

Other financial income	134	419	163
Other financial expense	(165)	(161)	(178)

Net income (loss) from equity affiliates	94	(447)	1,381

Income taxes	(690)	484	(1,540)

Consolidated net income	181	(8,422)	2,845

Group share	202	(8,369)	2,800
Non-controlling interests	(21)	(53)	45

Earnings per share ($)	0.04	(3.27)	1.05

Fully-diluted earnings per share ($)	0.04	(3.27)	1.04

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)
(M$)	3rd quarter 2020	2nd quarter 2020	3rd quarter 2019

Consolidated net income	181	(8,422)	2,845

Other comprehensive income

Actuarial gains and losses	(6)	(356)	5
Change in fair value of investments in equity instruments	221	90	19
Tax effect	-	101	(1)
Currency translation adjustment generated by the parent company	3,663	1,780	(3,520)

Items not potentially reclassifiable to profit and loss	3,878	1,615	(3,497)

Currency translation adjustment	(1,830)	(919)	1,207
Cash flow hedge	363	231	(202)
Variation of foreign currency basis spread	(35)	14	(4)
Share of other comprehensive income of equity affiliates, net amount	(804)	296	73
Other	(7)	-	(6)
Tax effect	(115)	(78)	69

Items potentially reclassifiable to profit and loss	(2,428)	(456)	1,137

Total other comprehensive income (net amount)	1,450	1,159	(2,360)

Comprehensive income	1,631	(7,263)	485

Group share	1,536	(7,253)	462
Non-controlling interests	95	(10)	23

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)
(M$)(a)	9 months 2020	9 months 2019

Sales	102,742	151,036
Excise taxes	(15,386)	(18,172)
Revenues from sales	87,356	132,864

Purchases, net of inventory variation	(56,978)	(88,009)
Other operating expenses	(18,875)	(20,165)
Exploration costs	(393)	(554)
Depreciation, depletion and impairment of tangible assets and mineral interests	(18,721)	(11,300)
Other income	1,399	735
Other expense	(809)	(957)

Financial interest on debt	(1,646)	(1,727)
Financial income and expense from cash & cash equivalents	(16)	(70)
Cost of net debt	(1,662)	(1,797)

Other financial income	741	649
Other financial expense	(507)	(561)

Net income (loss) from equity affiliates	379	2,904

Income taxes	(169)	(5,020)

Consolidated net income	(8,239)	8,789

Group share	(8,133)	8,667
Non-controlling interests	(106)	122

Earnings per share ($)	(3.22)	3.22

Fully-diluted earnings per share ($)	(3.22)	3.20

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)
(M$)	9 months 2020	9 months 2019

Consolidated net income	(8,239)	8,789

Other comprehensive income

Actuarial gains and losses	(229)	(54)
Change in fair value of investments in equity instruments	147	126
Tax effect	86	13
Currency translation adjustment generated by the parent company	3,467	(3,994)

Items not potentially reclassifiable to profit and loss	3,471	(3,909)

Currency translation adjustment	(2,770)	1,394
Cash flow hedge	(930)	(575)
Variation of foreign currency basis spread	35	50
Share of other comprehensive income of equity affiliates, net amount	(1,731)	326
Other	(4)	(4)
Tax effect	252	176

Items potentially reclassifiable to profit and loss	(5,148)	1,367

Total other comprehensive income (net amount)	(1,677)	(2,542)

Comprehensive income	(9,916)	6,247

Group share	(9,888)	6,099
Non-controlling interests	(28)	148

CONSOLIDATED BALANCE SHEET

TOTAL

	September 30, 2020	June 30, 2020	December 31, 2019	September 30, 2019

(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	33,145	33,114	33,178	31,539

Property, plant and equipment, net	104,355	104,925	116,408	116,900
Equity affiliates : investments and loans	27,386	27,470	27,122	27,172
Other investments	1,822	1,627	1,778	1,738
Non-current financial assets	3,155	2,431	912	767
Deferred income taxes	6,952	7,257	6,216	5,689
Other non-current assets	2,570	2,539	2,415	2,264

Total non-current assets	179,385	179,363	188,029	186,069

Current assets
Inventories, net	12,373	12,688	17,132	16,226
Accounts receivable, net	12,893	13,481	18,488	18,568
Other current assets	14,637	17,155	17,013	14,925
Current financial assets	6,011	6,570	3,992	3,781
Cash and cash equivalents	30,593	29,727	27,352	27,454
Assets classified as held for sale	1,090	421	1,288	418

Total current assets	77,597	80,042	85,265	81,372

Total assets	256,982	259,405	273,294	267,441

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	8,267	8,159	8,123	8,300
Paid-in surplus and retained earnings	107,632	107,934	121,170	123,805
Currency translation adjustment	(12,275)	(13,265)	(11,503)	(13,297)
Treasury shares	(1,390)	(1,623)	(1,012)	(3,814)

Total shareholders’ equity - Group share	102,234	101,205	116,778	114,994

Non-controlling interests	2,177	2,334	2,527	2,319

Total shareholders’ equity	104,411	103,539	119,305	117,313

Non-current liabilities
Deferred income taxes	10,367	10,346	11,858	11,333
Employee benefits	3,719	3,612	3,501	3,273
Provisions and other non-current liabilities	19,351	19,487	20,613	20,903
Non-current financial debt	61,477	61,540	47,773	47,923

Total non-current liabilities	94,914	94,985	83,745	83,432

Current liabilities
Accounts payable	18,880	19,198	28,394	26,237
Other creditors and accrued liabilities	22,806	24,790	25,749	24,728
Current borrowings	14,980	16,154	14,819	14,631
Other current financial liabilities	196	411	487	769
Liabilities directly associated with the assets classified as held for sale	795	328	795	331

Total current liabilities	57,657	60,881	70,244	66,696

Total liabilities & shareholders’ equity	256,982	259,405	273,294	267,441

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	3rd quarter 2020	2nd quarter 2020	3rd quarter 2019

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	181	(8,422)	2,845
Depreciation, depletion, amortization and impairment	3,634	11,701	4,242
Non-current liabilities, valuation allowances and deferred taxes	(88)	(796)	235
(Gains) losses on disposals of assets	(309)	(131)	(74)
Undistributed affiliates’ equity earnings	178	978	(876)
(Increase) decrease in working capital	980	431	1,523
Other changes, net	(225)	(282)	311

Cash flow from operating activities	4,351	3,479	8,206

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,157)	(2,409)	(2,210)
Acquisitions of subsidiaries, net of cash acquired	-	-	(4,385)
Investments in equity affiliates and other securities	(229)	(136)	(258)
Increase in non-current loans	(301)	(733)	(242)

Total expenditures	(2,687)	(3,278)	(7,095)
Proceeds from disposals of intangible assets and property, plant and equipment	363	219	63
Proceeds from disposals of subsidiaries, net of cash sold	4	12	(1)
Proceeds from disposals of non-current investments	77	20	40
Repayment of non-current loans	342	99	162

Total divestments	786	350	264

Cash flow used in investing activities	(1,901)	(2,928)	(6,831)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	-	374	1
- Treasury shares	-	(2)	(420)
Dividends paid:
- Parent company shareholders	(825)	(1,928)	-
- Non-controlling interests	(103)	(76)	(21)
Net issuance (repayment) of perpetual subordinated notes	331	-	-
Payments on perpetual subordinated notes	(22)	(134)	-
Other transactions with non-controlling interests	(75)	(22)	-
Net issuance (repayment) of non-current debt	224	15,430	4,466
Increase (decrease) in current borrowings	(2,343)	(6,604)	(3,209)
Increase (decrease) in current financial assets and liabilities	730	449	(310)
Cash flow from (used in) financing activities	(2,083)	7,487	507

Net increase (decrease) in cash and cash equivalents	367	8,038	1,882

Effect of exchange rates	499	55	(1,151)
Cash and cash equivalents at the beginning of the period	29,727	21,634	26,723

Cash and cash equivalents at the end of the period	30,593	29,727	27,454

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	9 months 2020	9 months 2019

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	(8,239)	8,789
Depreciation, depletion, amortization and impairment	19,065	11,777
Non-current liabilities, valuation allowances and deferred taxes	(1,545)	614
(Gains) losses on disposals of assets	(649)	(438)
Undistributed affiliates’ equity earnings	569	(1,350)
(Increase) decrease in working capital	527	(1,764)
Other changes, net	(599)	458

Cash flow from operating activities	9,129	18,086

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(6,930)	(7,795)
Acquisitions of subsidiaries, net of cash acquired	(188)	(4,593)
Investments in equity affiliates and other securities	(1,899)	(1,448)
Increase in non-current loans	(1,329)	(742)

Total expenditures	(10,346)	(14,578)
Proceeds from disposals of intangible assets and property, plant and equipment	626	226
Proceeds from disposals of subsidiaries, net of cash sold	158	145
Proceeds from disposals of non-current investments	392	306
Repayment of non-current loans	567	649

Total divestments	1,743	1,326

Cash flow used in investing activities	(8,603)	(13,252)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	374	451
- Treasury shares	(611)	(2,190)
Dividends paid:
- Parent company shareholders	(4,635)	(4,765)
- Non-controlling interests	(179)	(114)
Net issuance (repayment) of perpetual subordinated notes	331	-
Payments on perpetual subordinated notes	(253)	(315)
Other transactions with non-controlling interests	(145)	(150)
Net issuance (repayment) of non-current debt	15,696	8,047
Increase (decrease) in current borrowings	(6,162)	(4,698)
Increase (decrease) in current financial assets and liabilities	(1,816)	(368)
Cash flow from (used in) financing activities	2,600	(4,102)

Net increase (decrease) in cash and cash equivalents	3,126	732

Effect of exchange rates	115	(1,185)
Cash and cash equivalents at the beginning of the period	27,352	27,907

Cash and cash equivalents at the end of the period	30,593	27,454

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)
	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group Share	Non-controlling interests	Total shareholders’ equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2019	2,640,602,007	8,227	120,569	(11,313)	(32,473,281)	(1,843)	115,640	2,474	118,114
Net income of the first nine months 2019	-	-	8,667	-	-	-	8,667	122	8,789
Other comprehensive income	-	-	(584)	(1,984)	-	-	(2,568)	26	(2,542)
Comprehensive Income	-	-	8,083	(1,984)	-	-	6,099	148	6,247
Dividend	-	-	(5,781)	-	-	-	(5,781)	(114)	(5,895)
Issuance of common shares	26,388,503	73	1,269	-	-	-	1,342	-	1,342
Purchase of treasury shares	-	-	-	-	(40,871,207)	(2,189)	(2,189)	-	(2,189)
Sale of treasury shares(a)	-	-	(218)	-	4,278,158	218	-	-	-
Share-based payments	-	-	157	-	-	-	157	-	157
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(4)	-	-	-	(4)	-	(4)
Payments on perpetual subordinated notes	-	-	(280)	-	-	-	(280)	-	(280)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(150)	(150)
Other items	-	-	10	-	-	-	10	(39)	(29)
As of September 30, 2019	2,666,990,510	8,300	123,805	(13,297)	(69,066,330)	(3,814)	114,994	2,319	117,313
Net income of the fourth quarter 2019	-	-	2,600	-	-	-	2,600	49	2,649
Other comprehensive income	-	-	(75)	1,794	-	-	1,719	42	1,761
Comprehensive Income	-	-	2,525	1,794	-	-	4,319	91	4,410
Dividend	-	-	(1,949)	-	-	-	(1,949)	(1)	(1,950)
Issuance of common shares	-	1	(4)	-	-	-	(3)	-	(3)
Purchase of treasury shares	-	-	-	-	(11,518,129)	(621)	(621)	-	(621)
Sale of treasury shares(a)	-	-	(1)	-	790	1	-	-	-
Share-based payments	-	-	50	-	-	-	50	-	50
Share cancellation	(65,109,435)	(178)	(3,244)	-	65,109,435	3,422	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(73)	-	-	-	(73)	-	(73)
Other operations with non-controlling interests	-	-	55	-	-	-	55	108	163
Other items	-	-	6	-	-	-	6	10	16
As of December 31, 2019	2,601,881,075	8,123	121,170	(11,503)	(15,474,234)	(1,012)	116,778	2,527	119,305
Net income of the first nine months 2020	-	-	(8,133)	-	-	-	(8,133)	(106)	(8,239)
Other comprehensive income	-	-	(983)	(772)	-	-	(1,755)	78	(1,677)
Comprehensive Income	-	-	(9,116)	(772)	-	-	(9,888)	(28)	(9,916)
Dividend	-	-	(5,829)	-	-	-	(5,829)	(234)	(6,063)
Issuance of common shares	51,242,950	144	1,470	-	-	-	1,614	-	1,614
Purchase of treasury shares	-	-	-	-	(13,236,044)	(611)	(611)	-	(611)
Sale of treasury shares(a)	-	-	(233)	-	4,297,502	233	-	-	-
Share-based payments	-	-	144	-	-	-	144	-	144
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	331	-	-	-	331	-	331
Payments on perpetual subordinated notes	-	-	(227)	-	-	-	(227)	-	(227)
Other operations with non-controlling interests	-	-	(63)	-	-	-	(63)	(82)	(145)
Other items	-	-	(15)	-	-	-	(15)	(6)	(21)
As of September 30, 2020	2,653,124,025	8,267	107,632	(12,275)	(24,412,776)	(1,390)	102,234	2,177	104,411

(a)Treasury shares related to the restricted stock grants.

INFORMATION BY BUSINESS SEGMENT

TOTAL

(unaudited)

3rd quarter 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,142	1,995	13,607	16,397	1	-	33,142
Intersegment sales	4,248	480	4,167	63	24	(8,982)	-
Excise taxes	-	-	(658)	(5,267)	-	-	(5,925)
Revenues from sales	5,390	2,475	17,116	11,193	25	(8,982)	27,217
Operating expenses	(2,435)	(1,880)	(16,799)	(10,301)	(201)	8,982	(22,634)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,187)	(342)	(678)	(270)	(16)	-	(3,493)
Operating income	768	253	(361)	622	(192)	-	1,090
Net income (loss) from equity affiliates and other items	251	225	(247)	14	(4)	-	239
Tax on net operating income	(243)	(266)	(51)	(187)	3	-	(744)
Net operating income	776	212	(659)	449	(193)	-	585
Net cost of net debt							(404)
Non-controlling interests							21
Net income - group share							202

3rd quarter 2020 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	33	-	-	-	-	33
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	33	-	-	-	-	33
Operating expenses	(51)	(49)	(48)	(6)	-	-	(154)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	(290)	-	-	-	(290)
Operating income (b)	(51)	(16)	(338)	(6)	-	-	(411)
Net income (loss) from equity affiliates and other items	8	(64)	(215)	(6)	-	-	(277)
Tax on net operating income	18	7	(18)	-	-	-	7
Net operating income (b)	(25)	(73)	(571)	(12)	-	-	(681)
Net cost of net debt							29
Non-controlling interests							6
Net income - group share							(646)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	95	(5)	-
- On net operating income	-	-	14	(6)	-

3rd quarter 2020 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,142	1,962	13,607	16,397	1	-	33,109
Intersegment sales	4,248	480	4,167	63	24	(8,982)	-
Excise taxes	-	-	(658)	(5,267)	-	-	(5,925)
Revenues from sales	5,390	2,442	17,116	11,193	25	(8,982)	27,184
Operating expenses	(2,384)	(1,831)	(16,751)	(10,295)	(201)	8,982	(22,480)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,187)	(342)	(388)	(270)	(16)	-	(3,203)
Adjusted operating income	819	269	(23)	628	(192)	-	1,501
Net income (loss) from equity affiliates and other items	243	289	(32)	20	(4)	-	516
Tax on net operating income	(261)	(273)	(33)	(187)	3	-	(751)
Adjusted net operating income	801	285	(88)	461	(193)	-	1,266
Net cost of net debt							(433)
Non-controlling interests							15
Adjusted net income - group share							848

3rd quarter 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	1,291	874	317	185	20		2,687
Total divestments	362	380	17	25	2		786
Cash flow from operating activities	2,043	654	1,027	1,033	(406)		4,351

INFORMATION BY BUSINESS SEGMENT

TOTAL

(unaudited)

2nd quarter 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	992	3,313	9,433	11,986	6	-	25,730
Intersegment sales	3,097	301	2,956	107	31	(6,492)	-
Excise taxes	-	-	(469)	(3,699)	-	-	(4,168)
Revenues from sales	4,089	3,614	11,920	8,394	37	(6,492)	21,562
Operating expenses	(2,405)	(3,406)	(10,895)	(7,931)	(315)	6,492	(18,460)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,667)	(1,282)	(393)	(229)	(22)	-	(11,593)
Operating income	(7,983)	(1,074)	632	234	(300)	-	(8,491)
Net income (loss) from equity affiliates and other items	17	21	(35)	22	40	-	65
Tax on net operating income	398	322	(132)	(127)	(26)	-	435
Net operating income	(7,568)	(731)	465	129	(286)	-	(7,991)
Net cost of net debt							(431)
Non-controlling interests							53
Net income - group share							(8,369)

2nd quarter 2020 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(18)	-	-	-	-	(18)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(18)	-	-	-	-	(18)
Operating expenses	(27)	(199)	(48)	5	(36)	-	(305)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,338)	(953)	-	-	-	-	(8,291)
Operating income (b)	(7,365)	(1,170)	(48)	5	(36)	-	(8,614)
Net income (loss) from equity affiliates and other items	(57)	(217)	(63)	(5)	-	-	(342)
Tax on net operating income	63	330	1	-	12	-	406
Net operating income (b)	(7,359)	(1,057)	(110)	-	(24)	-	(8,550)
Net cost of net debt							33
Non-controlling interests							22
Net income - group share							(8,495)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(26)	(16)	-
- On net operating income	-	-	(86)	(9)	-

2nd quarter 2020 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	992	3,331	9,433	11,986	6	-	25,748
Intersegment sales	3,097	301	2,956	107	31	(6,492)	-
Excise taxes	-	-	(469)	(3,699)	-	-	(4,168)
Revenues from sales	4,089	3,632	11,920	8,394	37	(6,492)	21,580
Operating expenses	(2,378)	(3,207)	(10,847)	(7,936)	(279)	6,492	(18,155)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,329)	(329)	(393)	(229)	(22)	-	(3,302)
Adjusted operating income	(618)	96	680	229	(264)	-	123
Net income (loss) from equity affiliates and other items	74	238	28	27	40	-	407
Tax on net operating income	335	(8)	(133)	(127)	(38)	-	29
Adjusted net operating income	(209)	326	575	129	(262)	-	559
Net cost of net debt							(464)
Non-controlling interests							31
Adjusted net income - group share							126

2nd quarter 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	1,606	1,170	307	174	21		3,278
Total divestments	204	89	22	26	9		350
Cash flow from operating activities	910	1,389	1,080	819	(719)		3,479

INFORMATION BY BUSINESS SEGMENT

TOTAL

(unaudited)

3rd quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,631	3,667	21,338	21,951	2	-	48,589
Intersegment sales	7,761	573	8,341	155	15	(16,845)	-
Excise taxes	-	-	(713)	(5,338)	-	-	(6,051)
Revenues from sales	9,392	4,240	28,966	16,768	17	(16,845)	42,538
Operating expenses	(3,999)	(3,558)	(27,518)	(15,963)	(163)	16,845	(34,356)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,136)	(361)	(413)	(247)	(16)	-	(4,173)
Operating income	2,257	321	1,035	558	(162)	-	4,009
Net income (loss) from equity affiliates and other items	77	898	5	(15)	9	-	974
Tax on net operating income	(1,094)	(222)	(221)	(164)	70	-	(1,631)
Net operating income	1,240	997	819	379	(83)	-	3,352
Net cost of net debt							(507)
Non-controlling interests							(45)
Net income - group share							2,800

3rd quarter 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	12	-	-	-	-	12
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	12	-	-	-	-	12
Operating expenses	(100)	(41)	(96)	22	-	-	(215)
Depreciation, depletion and impairment of tangible assets and mineral interests	(153)	(9)	(22)	(2)	-	-	(186)
Operating income (b)	(253)	(38)	(118)	20	-	-	(389)
Net income (loss) from equity affiliates and other items	(90)	599	(23)	(53)	-	-	433
Tax on net operating income	(151)	(138)	8	(1)	-	-	(282)
Net operating income (b)	(494)	423	(133)	(34)	-	-	(238)
Net cost of net debt							(4)
Non-controlling interests							25
Net income - group share							(217)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(94)	25	-
- On net operating income	-	-	(90)	19	-

3rd quarter 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,631	3,655	21,338	21,951	2	-	48,577
Intersegment sales	7,761	573	8,341	155	15	(16,845)	-
Excise taxes	-	-	(713)	(5,338)	-	-	(6,051)
Revenues from sales	9,392	4,228	28,966	16,768	17	(16,845)	42,526
Operating expenses	(3,899)	(3,517)	(27,422)	(15,985)	(163)	16,845	(34,141)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,983)	(352)	(391)	(245)	(16)	-	(3,987)
Adjusted operating income	2,510	359	1,153	538	(162)	-	4,398
Net income (loss) from equity affiliates and other items	167	299	28	38	9	-	541
Tax on net operating income	(943)	(84)	(229)	(163)	70	-	(1,349)
Adjusted net operating income	1,734	574	952	413	(83)	-	3,590
Net cost of net debt							(503)
Non-controlling interests							(70)
Adjusted net income - group share							3,017

3rd quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,077	4,331	386	276	25		7,095
Total divestments	23	192	14	30	5		264
Cash flow from operating activities	5,007	401	1,575	1,483	(260)		8,206

INFORMATION BY BUSINESS SEGMENT

TOTAL

(unaudited)

9 months 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	3,716	10,398	41,563	47,058	7	-	102,742
Intersegment sales	12,909	1,375	13,218	259	83	(27,844)	-
Excise taxes	-	-	(1,777)	(13,609)	-	-	(15,386)
Revenues from sales	16,625	11,773	53,004	33,708	90	(27,844)	87,356
Operating expenses	(8,483)	(10,278)	(52,535)	(32,031)	(763)	27,844	(76,246)
Depreciation, depletion and impairment of tangible assets and mineral interests	(14,498)	(1,958)	(1,466)	(743)	(56)	-	(18,721)
Operating income	(6,356)	(463)	(997)	934	(729)	-	(7,611)
Net income (loss) from equity affiliates and other items	691	645	(339)	46	160	-	1,203
Tax on net operating income	(299)	64	152	(346)	5	-	(424)
Net operating income	(5,964)	246	(1,184)	634	(564)	-	(6,832)
Net cost of net debt							(1,407)
Non-controlling interests							106
Net income - group share							(8,133)

9 months 2020 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	17	-	-	-	-	17
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	17	-	-	-	-	17
Operating expenses	(88)	(367)	(1,685)	(347)	(91)	-	(2,578)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,338)	(953)	(290)	-	-	-	(8,581)
Operating income (b)	(7,426)	(1,303)	(1,975)	(347)	(91)	-	(11,142)
Net income (loss) from equity affiliates and other items	79	(356)	(486)	(11)	-	-	(774)
Tax on net operating income	88	381	408	100	12	-	989
Net operating income (b)	(7,259)	(1,278)	(2,053)	(258)	(79)	-	(10,927)
Net cost of net debt							(39)
Non-controlling interests							78
Net income - group share							(10,888)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(1,509)	(239)	-
- On net operating income	-	-	(1,357)	(169)	-

9 months 2020 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	3,716	10,381	41,563	47,058	7	-	102,725
Intersegment sales	12,909	1,375	13,218	259	83	(27,844)	-
Excise taxes	-	-	(1,777)	(13,609)	-	-	(15,386)
Revenues from sales	16,625	11,756	53,004	33,708	90	(27,844)	87,339
Operating expenses	(8,395)	(9,911)	(50,850)	(31,684)	(672)	27,844	(73,668)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,160)	(1,005)	(1,176)	(743)	(56)	-	(10,140)
Adjusted operating income	1,070	840	978	1,281	(638)	-	3,531
Net income (loss) from equity affiliates and other items	612	1,001	147	57	160	-	1,977
Tax on net operating income	(387)	(317)	(256)	(446)	(7)	-	(1,413)
Adjusted net operating income	1,295	1,524	869	892	(485)	-	4,095
Net cost of net debt							(1,368)
Non-controlling interests							28
Adjusted net income - group share							2,755

9 months 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	4,556	4,335	850	519	86		10,346
Total divestments	687	813	118	97	28		1,743
Cash flow from operating activities	6,876	1,554	924	1,453	(1,678)		9,129

INFORMATION BY BUSINESS SEGMENT

TOTAL

(unaudited)

9 months 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	5,698	13,875	65,558	65,901	4	-	151,036
Intersegment sales	23,063	1,832	24,651	456	78	(50,080)	-
Excise taxes	-	-	(2,250)	(15,922)	-	-	(18,172)
Revenues from sales	28,761	15,707	87,959	50,435	82	(50,080)	132,864
Operating expenses	(12,233)	(13,845)	(84,020)	(48,141)	(569)	50,080	(108,728)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,352)	(1,004)	(1,176)	(717)	(51)	-	(11,300)
Operating income	8,176	858	2,763	1,577	(538)	-	12,836
Net income (loss) from equity affiliates and other items	444	1,939	265	86	36	-	2,770
Tax on net operating income	(3,679)	(845)	(467)	(498)	194	-	(5,295)
Net operating income	4,941	1,952	2,561	1,165	(308)	-	10,311
Net cost of net debt							(1,522)
Non-controlling interests							(122)
Net income - group share							8,667

9 months 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(74)	-	-	-	-	(74)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(74)	-	-	-	-	(74)
Operating expenses	(100)	(153)	353	62	-	-	162
Depreciation, depletion and impairment of tangible assets and mineral interests	(196)	(20)	(32)	(2)	-	-	(250)
Operating income (b)	(296)	(247)	321	60	-	-	(162)
Net income (loss) from equity affiliates and other items	(90)	1,012	(70)	(60)	-	-	792
Tax on net operating income	(151)	(408)	(113)	(14)	-	-	(686)
Net operating income (b)	(537)	357	138	(14)	-	-	(56)
Net cost of net debt							(12)
Non-controlling interests							72
Net income - group share							4

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	392	65	-
- On net operating income	-	-	254	46	-

9 months 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	5,698	13,949	65,558	65,901	4	-	151,110
Intersegment sales	23,063	1,832	24,651	456	78	(50,080)	-
Excise taxes	-	-	(2,250)	(15,922)	-	-	(18,172)
Revenues from sales	28,761	15,781	87,959	50,435	82	(50,080)	132,938
Operating expenses	(12,133)	(13,692)	(84,373)	(48,203)	(569)	50,080	(108,890)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,156)	(984)	(1,144)	(715)	(51)	-	(11,050)
Adjusted operating income	8,472	1,105	2,442	1,517	(538)	-	12,998
Net income (loss) from equity affiliates and other items	534	927	335	146	36	-	1,978
Tax on net operating income	(3,528)	(437)	(354)	(484)	194	-	(4,609)
Adjusted net operating income	5,478	1,595	2,423	1,179	(308)	-	10,367
Net cost of net debt							(1,510)
Non-controlling interests							(194)
Adjusted net income - group share							8,663

9 months 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	6,359	6,306	1,034	803	76		14,578
Total divestments	112	766	253	187	8		1,326
Cash flow from operating activities	12,711	1,934	2,695	2,326	(1,580)		18,086

Reconciliation of the information by business segment with Consolidated Financial Statements

TOTAL

(unaudited)

			Consolidated
3rd quarter 2020			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	33,109	33	33,142
Excise taxes	(5,925)	-	(5,925)
Revenues from sales	27,184	33	27,217

Purchases net of inventory variation	(16,942)	57	(16,885)
Other operating expenses	(5,399)	(211)	(5,610)
Exploration costs	(139)	-	(139)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,203)	(290)	(3,493)
Other income	310	147	457
Other expense	(115)	(166)	(281)

Financial interest on debt	(549)	2	(547)
Financial income and expense from cash & cash equivalents	49	40	89
Cost of net debt	(500)	42	(458)

Other financial income	134	-	134
Other financial expense	(165)	-	(165)

Net income (loss) from equity affiliates	352	(258)	94

Income taxes	(684)	(6)	(690)
Consolidated net income	833	(652)	181
Group share	848	(646)	202
Non-controlling interests	(15)	(6)	(21)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
3rd quarter 2019			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	48,577	12	48,589
Excise taxes	(6,051)	-	(6,051)
Revenues from sales	42,526	12	42,538

Purchases net of inventory variation	(27,805)	(93)	(27,898)
Other operating expenses	(6,240)	(122)	(6,362)
Exploration costs	(96)	-	(96)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,987)	(186)	(4,173)
Other income	167	-	167
Other expense	(132)	(427)	(559)

Financial interest on debt	(594)	(4)	(598)
Financial income and expense from cash & cash equivalents	-	-	-
Cost of net debt	(594)	(4)	(598)

Other financial income	163	-	163
Other financial expense	(178)	-	(178)

Net income (loss) from equity affiliates	521	860	1,381

Income taxes	(1,258)	(282)	(1,540)
Consolidated net income	3,087	(242)	2,845
Group share	3,017	(217)	2,800
Non-controlling interests	70	(25)	45

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with Consolidated Financial Statements

TOTAL

(unaudited)

			Consolidated
9 months 2020			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	102,725	17	102,742
Excise taxes	(15,386)	-	(15,386)
Revenues from sales	87,339	17	87,356

Purchases net of inventory variation	(54,891)	(2,087)	(56,978)
Other operating expenses	(18,384)	(491)	(18,875)
Exploration costs	(393)	-	(393)
Depreciation, depletion and impairment of tangible assets and mineral interests	(10,140)	(8,581)	(18,721)
Other income	1,130	269	1,399
Other expense	(409)	(400)	(809)

Financial interest on debt	(1,643)	(3)	(1,646)
Financial income and expense from cash & cash equivalents	36	(52)	(16)
Cost of net debt	(1,607)	(55)	(1,662)

Other financial income	741	-	741
Other financial expense	(506)	(1)	(507)

Net income (loss) from equity affiliates	1,021	(642)	379

Income taxes	(1,174)	1,005	(169)
Consolidated net income	2,727	(10,966)	(8,239)
Group share	2,755	(10,888)	(8,133)
Non-controlling interests	(28)	(78)	(106)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
9 months 2019			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	151,110	(74)	151,036
Excise taxes	(18,172)	-	(18,172)
Revenues from sales	132,938	(74)	132,864

Purchases net of inventory variation	(88,338)	329	(88,009)
Other operating expenses	(19,998)	(167)	(20,165)
Exploration costs	(554)	-	(554)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,050)	(250)	(11,300)
Other income	620	115	735
Other expense	(322)	(635)	(957)

Financial interest on debt	(1,715)	(12)	(1,727)
Financial income and expense from cash & cash equivalents	(70)	-	(70)
Cost of net debt	(1,785)	(12)	(1,797)

Other financial income	649	-	649
Other financial expense	(561)	-	(561)

Net income (loss) from equity affiliates	1,592	1,312	2,904

Income taxes	(4,334)	(686)	(5,020)
Consolidated net income	8,857	(68)	8,789
Group share	8,663	4	8,667
Non-controlling interests	194	(72)	122

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS 2020

(unaudited)

1) Accounting policies

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TOTAL SE and its subsidiaries (the Group) as of September 30, 2020, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at September 30, 2020, are consistent with those used for the financial statements at December 31, 2019, except for standards or amendments that must be applied for periods beginning January 1, 2020.

On January 1, 2020, the Group applied the amendments to IFRS9 and IFRS7 relating to the IBOR reform. The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform, and therefore maintain the hedge accounting qualification of interest rate derivatives. The Group is currently assessing the future impacts of these index changes.

The preparation of financial statements in accordance with IFRS for the closing as of September 30, 2020 requires the executive management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2019.

The interim consolidated financial statements are impacted by the Covid-19 and oil crises described in note 7 Other risks and contingent liabilities. The Group has taken this environment into account in its estimates, notably those relating to inventory valuation, asset impairments, employee benefits and income taxes.

At the end of the second quarter, the Group decided to revise the price assumptions used for its assets impairment tests. Based on these new assumptions, asset impairments were recorded during the period. In line with its new Climate Ambition announced on May 5, 2020, which aims at carbon neutrality, the Group has reviewed its oil assets that can be qualified as “stranded”, and therefore has decided to impair its oil sands assets in Canada. These impairments and revised assumptions are presented in note 3.4 Asset impairment.

Moreover, the value of petroleum and petrochemical inventories that are measured, according to the FIFO (First-in, First-Out) method, deteriorated as a result of the significant decrease in prices during the period, especially in the Refining and Chemicals business segment.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure

2.1) Main acquisitions and divestments

➣  Integrated Gas, Renewables & Power

•

On February 28, 2020, TOTAL finalized the acquisition of a 37.4% interest in Adani Gas Limited, one of the four main distributors of city gas in India. To acquire 37.4% of equity shares of Adani Gas Limited, TOTAL launched a tender offer to public shareholders on October 14, 2019 that ended on January 14, 2020, then acquired the remaining shares from Adani on February 27 and 28, 2020.

➣  Exploration & Production

•	On March 31, 2020, TOTAL finalized the sale of its subsidiary Total E&P Deep Offshore Borneo BV which holds an 86.95% interest in Block CA1, located 100 kilometers off the coast of Brunei, to Shell.

•	On August 6, 2020, TOTAL closed the sale of UK North Sea non-core assets to NEO Energy.

2.2) Divestment projects

➣  Exploration & Production

•

On July 30, 2020, TOTAL announced that its 58% owned affiliate Total Gabon has signed an agreement with Perenco to divest its interests in seven mature non-operated offshore fields, along with its interests and operatorship in the Cap Lopez oil terminal. The transaction remains subject to approval by the Gabonese authorities.

As of September 30, 2020, the assets and liabilities have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $379 million and “liabilities classified as held for sale” for an amount of $145 million. These assets mainly include tangible assets.

➣  Refining & Chemicals

•	On July 27, 2020, TOTAL signed an agreement to sell the Lindsey refinery and its associated logistic assets, as well as all the related rights and obligations, to the Prax Group.

As of September 30, 2020, the assets and liabilities have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $188 million and “liabilities classified as held for sale” for an amount of $281 million.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of the Group’s activities is structured around the four followings segments:

-	An Exploration & Production segment;

-	An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity;

-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for certain transactions differences between the internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in the Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TOTAL enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

3.1) Information by business segment

9 months 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	3,716	10,398	41,563	47,058	7	-	102,742
Intersegment sales	12,909	1,375	13,218	259	83	(27,844)	-
Excise taxes	-	-	(1,777)	(13,609)	-	-	(15,386)
Revenues from sales	16,625	11,773	53,004	33,708	90	(27,844)	87,356
Operating expenses	(8,483)	(10,278)	(52,535)	(32,031)	(763)	27,844	(76,246)
Depreciation, depletion and impairment of tangible assets and mineral interests	(14,498)	(1,958)	(1,466)	(743)	(56)	-	(18,721)
Operating income	(6,356)	(463)	(997)	934	(729)	-	(7,611)
Net income (loss) from equity affiliates and other items	691	645	(339)	46	160	-	1,203
Tax on net operating income	(299)	64	152	(346)	5	-	(424)
Net operating income	(5,964)	246	(1,184)	634	(564)	-	(6,832)
Net cost of net debt							(1,407)
Non-controlling interests							106
Net income - group share							(8,133)

9 months 2020 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	17	-	-	-	-	17
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	17	-	-	-	-	17
Operating expenses	(88)	(367)	(1,685)	(347)	(91)	-	(2,578)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,338)	(953)	(290)	-	-	-	(8,581)
Operating income (b)	(7,426)	(1,303)	(1,975)	(347)	(91)	-	(11,142)
Net income (loss) from equity affiliates and other items	79	(356)	(486)	(11)	-	-	(774)
Tax on net operating income	88	381	408	100	12	-	989
Net operating income (b)	(7,259)	(1,278)	(2,053)	(258)	(79)	-	(10,927)
Net cost of net debt							(39)
Non-controlling interests							78
Net income - group share							(10,888)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(1,509)	(239)	-
- On net operating income	-	-	(1,357)	(169)	-

9 months 2020 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	3,716	10,381	41,563	47,058	7	-	102,725
Intersegment sales	12,909	1,375	13,218	259	83	(27,844)	-
Excise taxes	-	-	(1,777)	(13,609)	-	-	(15,386)
Revenues from sales	16,625	11,756	53,004	33,708	90	(27,844)	87,339
Operating expenses	(8,395)	(9,911)	(50,850)	(31,684)	(672)	27,844	(73,668)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,160)	(1,005)	(1,176)	(743)	(56)	-	(10,140)
Adjusted operating income	1,070	840	978	1,281	(638)	-	3,531
Net income (loss) from equity affiliates and other items	612	1,001	147	57	160	-	1,977
Tax on net operating income	(387)	(317)	(256)	(446)	(7)	-	(1,413)
Adjusted net operating income	1,295	1,524	869	892	(485)	-	4,095
Net cost of net debt							(1,368)
Non-controlling interests							28
Adjusted net income - group share							2,755

9 months 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	4,556	4,335	850	519	86		10,346
Total divestments	687	813	118	97	28		1,743
Cash flow from operating activities	6,876	1,554	924	1,453	(1,678)		9,129

9 months 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	5,698	13,875	65,558	65,901	4	-	151,036
Intersegment sales	23,063	1,832	24,651	456	78	(50,080)	-
Excise taxes	-	-	(2,250)	(15,922)	-	-	(18,172)
Revenues from sales	28,761	15,707	87,959	50,435	82	(50,080)	132,864
Operating expenses	(12,233)	(13,845)	(84,020)	(48,141)	(569)	50,080	(108,728)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,352)	(1,004)	(1,176)	(717)	(51)	-	(11,300)
Operating income	8,176	858	2,763	1,577	(538)	-	12,836
Net income (loss) from equity affiliates and other items	444	1,939	265	86	36	-	2,770
Tax on net operating income	(3,679)	(845)	(467)	(498)	194	-	(5,295)
Net operating income	4,941	1,952	2,561	1,165	(308)	-	10,311
Net cost of net debt							(1,522)
Non-controlling interests							(122)
Net income - group share							8,667

9 months 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(74)	-	-	-	-	(74)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(74)	-	-	-	-	(74)
Operating expenses	(100)	(153)	353	62	-	-	162
Depreciation, depletion and impairment of tangible assets and mineral interests	(196)	(20)	(32)	(2)	-	-	(250)
Operating income (b)	(296)	(247)	321	60	-	-	(162)
Net income (loss) from equity affiliates and other items	(90)	1,012	(70)	(60)	-	-	792
Tax on net operating income	(151)	(408)	(113)	(14)	-	-	(686)
Net operating income (b)	(537)	357	138	(14)	-	-	(56)
Net cost of net debt							(12)
Non-controlling interests							72
Net income - group share							4

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	392	65	-
- On net operating income	-	-	254	46	-

9 months 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	5,698	13,949	65,558	65,901	4	-	151,110
Intersegment sales	23,063	1,832	24,651	456	78	(50,080)	-
Excise taxes	-	-	(2,250)	(15,922)	-	-	(18,172)
Revenues from sales	28,761	15,781	87,959	50,435	82	(50,080)	132,938
Operating expenses	(12,133)	(13,692)	(84,373)	(48,203)	(569)	50,080	(108,890)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,156)	(984)	(1,144)	(715)	(51)	-	(11,050)
Adjusted operating income	8,472	1,105	2,442	1,517	(538)	-	12,998
Net income (loss) from equity affiliates and other items	534	927	335	146	36	-	1,978
Tax on net operating income	(3,528)	(437)	(354)	(484)	194	-	(4,609)
Adjusted net operating income	5,478	1,595	2,423	1,179	(308)	-	10,367
Net cost of net debt							(1,510)
Non-controlling interests							(194)
Adjusted net income - group share							8,663

9 months 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	6,359	6,306	1,034	803	76		14,578
Total divestments	112	766	253	187	8		1,326
Cash flow from operating activities	12,711	1,934	2,695	2,326	(1,580)		18,086

3rd quarter 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,142	1,995	13,607	16,397	1	-	33,142
Intersegment sales	4,248	480	4,167	63	24	(8,982)	-
Excise taxes	-	-	(658)	(5,267)	-	-	(5,925)
Revenues from sales	5,390	2,475	17,116	11,193	25	(8,982)	27,217
Operating expenses	(2,435)	(1,880)	(16,799)	(10,301)	(201)	8,982	(22,634)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,187)	(342)	(678)	(270)	(16)	-	(3,493)
Operating income	768	253	(361)	622	(192)	-	1,090
Net income (loss) from equity affiliates and other items	251	225	(247)	14	(4)	-	239
Tax on net operating income	(243)	(266)	(51)	(187)	3	-	(744)
Net operating income	776	212	(659)	449	(193)	-	585
Net cost of net debt							(404)
Non-controlling interests							21
Net income - group share							202

3rd quarter 2020 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	33	-	-	-	-	33
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	33	-	-	-	-	33
Operating expenses	(51)	(49)	(48)	(6)	-	-	(154)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	(290)	-	-	-	(290)
Operating income (b)	(51)	(16)	(338)	(6)	-	-	(411)
Net income (loss) from equity affiliates and other items	8	(64)	(215)	(6)	-	-	(277)
Tax on net operating income	18	7	(18)	-	-	-	7
Net operating income (b)	(25)	(73)	(571)	(12)	-	-	(681)
Net cost of net debt							29
Non-controlling interests							6
Net income - group share							(646)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	95	(5)	-
- On net operating income	-	-	14	(6)	-

3rd quarter 2020 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,142	1,962	13,607	16,397	1	-	33,109
Intersegment sales	4,248	480	4,167	63	24	(8,982)	-
Excise taxes	-	-	(658)	(5,267)	-	-	(5,925)
Revenues from sales	5,390	2,442	17,116	11,193	25	(8,982)	27,184
Operating expenses	(2,384)	(1,831)	(16,751)	(10,295)	(201)	8,982	(22,480)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,187)	(342)	(388)	(270)	(16)	-	(3,203)
Adjusted operating income	819	269	(23)	628	(192)	-	1,501
Net income (loss) from equity affiliates and other items	243	289	(32)	20	(4)	-	516
Tax on net operating income	(261)	(273)	(33)	(187)	3	-	(751)
Adjusted net operating income	801	285	(88)	461	(193)	-	1,266
Net cost of net debt							(433)
Non-controlling interests							15
Adjusted net income - group share							848

3rd quarter 2020	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	1,291	874	317	185	20		2,687
Total divestments	362	380	17	25	2		786
Cash flow from operating activities	2,043	654	1,027	1,033	(406)		4,351

3rd quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,631	3,667	21,338	21,951	2	-	48,589
Intersegment sales	7,761	573	8,341	155	15	(16,845)	-
Excise taxes	-	-	(713)	(5,338)	-	-	(6,051)
Revenues from sales	9,392	4,240	28,966	16,768	17	(16,845)	42,538
Operating expenses	(3,999)	(3,558)	(27,518)	(15,963)	(163)	16,845	(34,356)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,136)	(361)	(413)	(247)	(16)	-	(4,173)
Operating income	2,257	321	1,035	558	(162)	-	4,009
Net income (loss) from equity affiliates and other items	77	898	5	(15)	9	-	974
Tax on net operating income	(1,094)	(222)	(221)	(164)	70	-	(1,631)
Net operating income	1,240	997	819	379	(83)	-	3,352
Net cost of net debt							(507)
Non-controlling interests							(45)
Net income - group share							2,800

3rd quarter 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	12	-	-	-	-	12
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	12	-	-	-	-	12
Operating expenses	(100)	(41)	(96)	22	-	-	(215)
Depreciation, depletion and impairment of tangible assets and mineral interests	(153)	(9)	(22)	(2)	-	-	(186)
Operating income (b)	(253)	(38)	(118)	20	-	-	(389)
Net income (loss) from equity affiliates and other items	(90)	599	(23)	(53)	-	-	433
Tax on net operating income	(151)	(138)	8	(1)	-	-	(282)
Net operating income (b)	(494)	423	(133)	(34)	-	-	(238)
Net cost of net debt							(4)
Non-controlling interests							25
Net income - group share							(217)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(94)	25	-
- On net operating income	-	-	(90)	19	-

3rd quarter 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,631	3,655	21,338	21,951	2	-	48,577
Intersegment sales	7,761	573	8,341	155	15	(16,845)	-
Excise taxes	-	-	(713)	(5,338)	-	-	(6,051)
Revenues from sales	9,392	4,228	28,966	16,768	17	(16,845)	42,526
Operating expenses	(3,899)	(3,517)	(27,422)	(15,985)	(163)	16,845	(34,141)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,983)	(352)	(391)	(245)	(16)	-	(3,987)
Adjusted operating income	2,510	359	1,153	538	(162)	-	4,398
Net income (loss) from equity affiliates and other items	167	299	28	38	9	-	541
Tax on net operating income	(943)	(84)	(229)	(163)	70	-	(1,349)
Adjusted net operating income	1,734	574	952	413	(83)	-	3,590
Net cost of net debt							(503)
Non-controlling interests							(70)
Adjusted net income - group share							3,017

3rd quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,077	4,331	386	276	25		7,095
Total divestments	23	192	14	30	5		264
Cash flow from operating activities	5,007	401	1,575	1,483	(260)		8,206

3.2) Reconciliation of the information by business segment with consolidated financial statements

9 months 2020 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income

Sales	102,725	17	102,742
Excise taxes	(15,386)	-	(15,386)
Revenues from sales	87,339	17	87,356

Purchases net of inventory variation	(54,891)	(2,087)	(56,978)
Other operating expenses	(18,384)	(491)	(18,875)
Exploration costs	(393)	-	(393)
Depreciation, depletion and impairment of tangible assets and mineral interests	(10,140)	(8,581)	(18,721)
Other income	1,130	269	1,399
Other expense	(409)	(400)	(809)

Financial interest on debt	(1,643)	(3)	(1,646)
Financial income and expense from cash & cash equivalents	36	(52)	(16)
Cost of net debt	(1,607)	(55)	(1,662)

Other financial income	741	-	741
Other financial expense	(506)	(1)	(507)

Net income (loss) from equity affiliates	1,021	(642)	379

Income taxes	(1,174)	1,005	(169)

Consolidated net income	2,727	(10,966)	(8,239)
Group share	2,755	(10,888)	(8,133)
Non-controlling interests	(28)	(78)	(106)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2019 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income

Sales	151,110	(74)	151,036
Excise taxes	(18,172)	-	(18,172)
Revenues from sales	132,938	(74)	132,864

Purchases net of inventory variation	(88,338)	329	(88,009)
Other operating expenses	(19,998)	(167)	(20,165)
Exploration costs	(554)	-	(554)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,050)	(250)	(11,300)
Other income	620	115	735
Other expense	(322)	(635)	(957)

Financial interest on debt	(1,715)	(12)	(1,727)
Financial income and expense from cash & cash equivalents	(70)	-	(70)
Cost of net debt	(1,785)	(12)	(1,797)

Other financial income	649	-	649
Other financial expense	(561)	-	(561)

Net income (loss) from equity affiliates	1,592	1,312	2,904

Income taxes	(4,334)	(686)	(5,020)

Consolidated net income	8,857	(68)	8,789
Group share	8,663	4	8,667
Non-controlling interests	194	(72)	122

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2020 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income

Sales	33,109	33	33,142
Excise taxes	(5,925)	-	(5,925)
Revenues from sales	27,184	33	27,217

Purchases net of inventory variation	(16,942)	57	(16,885)
Other operating expenses	(5,399)	(211)	(5,610)
Exploration costs	(139)	-	(139)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,203)	(290)	(3,493)
Other income	310	147	457
Other expense	(115)	(166)	(281)

Financial interest on debt	(549)	2	(547)
Financial income and expense from cash & cash equivalents	49	40	89
Cost of net debt	(500)	42	(458)

Other financial income	134	-	134
Other financial expense	(165)	-	(165)

Net income (loss) from equity affiliates	352	(258)	94

Income taxes	(684)	(6)	(690)

Consolidated net income	833	(652)	181
Group share	848	(646)	202
Non-controlling interests	(15)	(6)	(21)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2019 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income

Sales	48,577	12	48,589
Excise taxes	(6,051)	-	(6,051)
Revenues from sales	42,526	12	42,538

Purchases net of inventory variation	(27,805)	(93)	(27,898)
Other operating expenses	(6,240)	(122)	(6,362)
Exploration costs	(96)	-	(96)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,987)	(186)	(4,173)
Other income	167	-	167
Other expense	(132)	(427)	(559)

Financial interest on debt	(594)	(4)	(598)
Financial income and expense from cash & cash equivalents	-	-	-
Cost of net debt	(594)	(4)	(598)

Other financial income	163	-	163
Other financial expense	(178)	-	(178)

Net income (loss) from equity affiliates	521	860	1,381

Income taxes	(1,258)	(282)	(1,540)

Consolidated net income	3,087	(242)	2,845
Group share	3,017	(217)	2,800
Non-controlling interests	70	(25)	45

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3.3) Adjustment items

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2020	Inventory valuation effect	-	-	95	(5)	-	90
	Effect of changes in fair value	-	66	-	-	-	66
	Restructuring charges	(22)	(10)	-	-	-	(32)
	Asset impairment charges	-	-	(290)	-	-	(290)
	Other items	(29)	(72)	(143)	(1)	-	(245)
Total		(51)	(16)	(338)	(6)	-	(411)
3rd quarter 2019	Inventory valuation effect	-	-	(94)	25	-	(69)
	Effect of changes in fair value	-	12	-	-	-	12
	Restructuring charges	-	(2)	-	-	-	(2)
	Asset impairment charges	(153)	(9)	(22)	(2)	-	(186)
	Other items	(100)	(39)	(2)	(3)	-	(144)
Total		(253)	(38)	(118)	20	-	(389)
9 months 2020	Inventory valuation effect	-	-	(1,509)	(239)	-	(1,748)
	Effect of changes in fair value	-	(32)	-	-	-	(32)
	Restructuring charges	(32)	(28)	(7)	-	-	(67)
	Asset impairment charges	(7,338)	(953)	(290)	-	-	(8,581)
	Other items	(56)	(290)	(169)	(108)	(91)	(714)
Total		(7,426)	(1,303)	(1,975)	(347)	(91)	(11,142)
9 months 2019	Inventory valuation effect	-	-	392	65	-	457
	Effect of changes in fair value	-	(74)	-	-	-	(74)
	Restructuring charges	-	(2)	-	-	-	(2)
	Asset impairment charges	(196)	(20)	(32)	(2)	-	(250)
	Other items	(100)	(151)	(39)	(3)	-	(293)
Total		(296)	(247)	321	60	-	(162)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2020	Inventory valuation effect	-	-	10	(6)	-	4
	Effect of changes in fair value	-	56	-	-	-	56
	Restructuring charges	(17)	(12)	(41)	-	-	(70)
	Asset impairment charges	-	-	(291)	(2)	-	(293)
	Gains (losses) on disposals of assets	-	-	-	-	-	-
	Other items	(8)	(110)	(251)	(1)	27	(343)
Total		(25)	(66)	(573)	(9)	27	(646)
3rd quarter 2019	Inventory valuation effect	-	-	(89)	18	-	(71)
	Effect of changes in fair value	-	10	-	-	-	10
	Restructuring charges	(5)	(13)	(2)	-	-	(20)
	Asset impairment charges	(132)	(5)	(22)	(1)	-	(160)
	Gains (losses) on disposals of assets	-	-	-	-	-	-
	Other items	(357)	452	(19)	(52)	-	24
Total		(494)	444	(132)	(35)	-	(217)
9 months 2020	Inventory valuation effect	-	-	(1,354)	(150)	-	(1,504)
	Effect of changes in fair value	-	(23)	-	-	-	(23)
	Restructuring charges	(20)	(34)	(116)	-	-	(170)
	Asset impairment charges	(7,272)	(829)	(291)	(2)	-	(8,394)
	Gains (losses) on disposals of assets	-	-	-	-	-	-
	Other items	43	(366)	(287)	(72)	(115)	(797)
Total		(7,249)	(1,252)	(2,048)	(224)	(115)	(10,888)
9 months 2019	Inventory valuation effect	-	-	252	37	-	289
	Effect of changes in fair value	-	(59)	-	-	-	(59)
	Restructuring charges	(5)	(29)	(19)	-	-	(53)
	Asset impairment charges	(175)	(11)	(30)	(1)	-	(217)
	Gains (losses) on disposals of assets	-	-	-	-	-	-
	Other items	(357)	526	(67)	(58)	-	44
Total		(537)	427	136	(22)	-	4

3.4) Asset impairment

Impairments relate to certain cash-generating units (CGUs) for which indicators of impairment have been identified, due to changes in operating conditions or the economic environment of the activities concerned.

For the calculation of impairment tests of its assets, TOTAL set in 2019 a price scenario with a 2050 Brent price of 50$/b, in line with the “well below 2°C” 2019 scenario of the IEA. This scenario is described in the Universal Registration Document (note 3 of chapter 8).

Given the drop of the oil price in 2020, TOTAL decided to revise the price assumptions over the next years and selected the following profile of the Brent price: 35$/b in 2020, 40$/b in 2021, 50$/b in 2022, 60$/b in 2023; gas prices have been adjusted accordingly.

For the longer term, TOTAL maintains its analysis, that the weakness of investments in the hydrocarbon sector since 2015 accentuated by the health and economic crisis of 2020 will result by 2025 in insufficient worldwide production capacities and a rebound in prices. Beyond 2030, given technological developments, particularly in the transport sector, TOTAL anticipates oil demand will have reached its peak and Brent prices should tend toward the long-term price of 50$/b, in line with the 2019 IEA’s SDS scenario.

The average Brent prices over the period 2020-2050 thus stands at 56.8$2020/b.

The future operational costs were determined by taking into account the existing technologies, the fluctuation of prices for petroleum services in line with market developments and the internal cost reduction programs effectively implemented.

The future cash flows are estimated over a period consistent with the life of the assets of the CGUs. They are prepared post-tax and take into account specific risks related to the CGUs’ assets. They are discounted using a 7% post-tax discount rate, this rate being the weighted-average cost of capital estimated from historical market data.

The CGUs of the Exploration & Production segment are defined as oil and gas fields or groups of oil and gas fields with industrial assets enabling the production, treatment and evacuation of the oil and gas. For the first nine months of 2020, impairments of assets were recognized over CGUs of the Exploration & Production segment for an impact of $(1,878) million in operating income and $(1,798) million in net income, Group share. Impairments recognized in 2020 mainly relate to Canadian oil sands assets.

The CGUs of the Integrated Gas, Renewables & Power segment are subsidiaries or groups of subsidiaries organized by activity or geographical area, and by fields or groups of fields for upstream LNG activities. For the first nine months of 2020, the Group recorded impairments on CGUs in the Integrated Gas, Renewables & Power segment for $(953) million in operating income and $(829) million in net income, Group share. Impairments recognized in 2020 relate to assets located in Australia.

The CGUs of the Refining & Chemicals segment are defined as legal entities with operational activities for refining and petrochemicals activities. For the first nine months of 2020, the Group recorded impairments on CGUs of the Refining & Chemicals segment in France and in the United Kingdom for $(290) million in operating income and $(291) million in net income, Group share.

The CGUs of the Marketing & Services segment are subsidiaries or groups of subsidiaries organized by geographical area. No significant impairment has been recorded for the CGUs of the Marketing & Services segment in the first nine months of 2020.

In addition, in line with its new Climate Ambition announced on May 5, 2020, which aims at carbon neutrality, TOTAL has reviewed its oil assets that can be qualified as stranded, meaning with reserves beyond 20 years and high production costs, whose overall reserves may therefore not be produced by 2050. The only projects identified in this category are the Canadian oil sands projects of Fort Hills and Surmont.

For impairment calculations, TOTAL has decided to take into account only proven reserves on these two assets – unlike general practice which considers so-called proven and probable reserves. This leads to an additional exceptional asset impairment of $(5,460) million in operating income and $(5,474) million in net income, Group share.

Overall, asset impairments were recorded on the nine first months 2020, for an amount of $(8,581) million in operating income and $(8,394) million in net income, Group share, including $(6,988) million on Canadian oil sands assets alone.

These impairments were qualified as adjustment items of the operating income and net income, Group share.

As for sensitivities of the Exploration & Production segment:

-

a decrease by one point in the discount rate would have a positive impact of approximately $0.2 billion on impairments recorded in operating income and $0.2 billion on impairments recorded in net income, Group share;

-

an increase by one point in the discount rate would have an additional negative impact of approximately $1.5 billion on impairments recorded in operating income and $1 billion on impairments recorded in net income, Group share;

-

a variation of (10)% of the oil and gas prices over the duration of the plan would have an additional negative impact of approximately $2.9 billion on impairments recorded this quarter in operating income and $1.7 billion on impairments recorded in net income, Group share.

As for sensitivities of upstream LNG activities and CGUs including a material goodwill:

-

a decrease by one point in the discount rate would have a positive impact of approximately $0.6 billion on impairments recorded in operating income and $0.5 billion on impairments recorded in net income, Group share;

-

an increase by one point in the discount rate would have an additional negative impact of approximately $0.8 billion on impairments recorded in operating income and $0.6 billion on impairments recorded in net income, Group share;

-

a variation of (10)% of the oil and gas prices over the duration of the plan would have an additional negative impact of approximately $1.9 billion on impairments recorded this quarter in operating income and $1.5 billion on impairments recorded in net income, Group share.

4) Shareholders’ equity

Treasury shares (TOTAL shares held directly by TOTAL SE)

In accordance with the shareholder return policy over 2018-2020 implemented since February 2018, the Company repurchased its own shares until the announcement of the suspension of the share buyback program on March 23, 2020, in the context of the sharp decrease in the crude oil price.

During this period, TOTAL SE has also repurchased shares to be allocated to free share grant plans.

As of September 30, 2020, TOTAL SE directly holds 24,412,776 TOTAL shares, representing 0.92% of its share capital, which are deducted from the consolidated shareholders’ equity and allocated as follows:

Shares to be cancelled (1)	23,284,409
including shares repurchased during Q4 2019	11,051,144
including shares repurchased during Q1 2020	12,233,265
Shares to be allocated as part of free share grant plans (2)	1,128,367
including the 2018 Plan	1,064,436
including other Plans	63,931
Total Treasury shares (1)+(2)	24,412,776

Dividend

The Board of directors of October 29, 2020 set the third interim dividend for the fiscal year 2020 at 0.66 euro per share, an amount equal to the first and second interim dividends. The ex-dividend date of this third interim dividend will be March 25, 2021 and it will be paid in cash exclusively on April 1st, 2021.

Dividend 2020	First interim	Second interim	Third interim

Amount	€0.66	€0.66	€0.66

Set date	May 4, 2020	July 29, 2020	October 29, 2020

Ex-dividend date	September 25, 2020	January 4, 2021	March 25, 2021

Payment date	October 2, 2020	January 11, 2021	April 1st, 2021

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €0.04 per share for the 3rd quarter 2020 (€(2.98) per share for the 2nd quarter 2020 and €0.95 per share for the 3rd quarter 2019). Diluted earnings per share calculated using the same method amounted to €0.04 per share for the 3rd quarter 2020
(€2.98) per share for the 2nd quarter 2020 and €0.94 per share for the 3rd quarter 2019).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

The Group has issued perpetual subordinated notes in September 2020:

●	Perpetual subordinated notes 2.000% callable in September 2030, or in anticipation in June 2030 (EUR 1,000 million).

The Group has repurchased perpetual subordinated notes in September 2020:

●	Perpetual subordinated notes 2.250% callable in February 2021 for EUR 703 million; the residual outstanding amount of the notes is EUR 297 million.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	9 months 2020		9 months 2019
Actuarial gains and losses		(229)		(54)

Change in fair value of investments in equity instruments		147		126

Tax effect		86		13
Currency translation adjustment generated by the parent company		3,467		(3,994)

Sub-total items not potentially reclassifiable to profit and loss		3,471		(3,909)

Currency translation adjustment		(2,770)		1,394
- unrealized gain/(loss) of the period	(2,738)		1,449
- less gain/(loss) included in net income	32		55

Cash flow hedge		(930)		(575)
- unrealized gain/(loss) of the period	(877)		(533)
- less gain/(loss) included in net income	53		42

Variation of foreign currency basis spread		35		50
- unrealized gain/(loss) of the period	(3)		6
- less gain/(loss) included in net income	(38)		(44)

Share of other comprehensive income of equity affiliates, net amount		(1,731)		326
- unrealized gain/(loss) of the period	(1,741)		335
- less gain/(loss) included in net income	(10)		9

Other		(4)		(4)

Tax effect		252		176

Sub-total items potentially reclassifiable to profit and loss		(5,148)		1,367

Total other comprehensive income, net amount		(1,677)		(2,542)

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2020			9 months 2019
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	(229)	53	(176)	(54)	16	(38)

Change in fair value of investments in equity instruments	147	33	180	126	(3)	123

Currency translation adjustment generated by the parent company	3,467	-	3,467	(3,994)	-	(3,994)
Sub-total items not potentially reclassifiable to profit and loss	3,385	86	3,471	(3,922)	13	(3,909)

Currency translation adjustment	(2,770)	-	(2,770)	1,394	-	1,394

Cash flow hedge	(930)	263	(667)	(575)	193	(382)

Variation of foreign currency basis spread	35	(11)	24	50	(17)	33

Share of other comprehensive income of equity affiliates, net amount	(1,731)	-	(1,731)	326	-	326

Other	(4)	-	(4)	(4)	-	(4)
Sub-total items potentially reclassifiable to profit and loss	(5,400)	252	(5,148)	1,191	176	1,367
Total other comprehensive income	(2,015)	338	(1,677)	(2,731)	189	(2,542)

5) Financial debt

The Group has issued bonds during the first nine months of 2020:

-	Bond 1.491% maturing in April 2027 (EUR 1,500 million);

-	Bond 0.952% maturing in May 2031 (EUR 500 million);

-	Bond 1.994% maturing in April 2032 (EUR 1,500 million);

-	Bond 1.618% maturing in May 2040 (EUR 1,000 million);

-	Bond 2.986% maturing in June 2041 (USD 800 million);

-	Bond 3.127% maturing in May 2050 (USD 2,500 million);

-	Bond 3.386% maturing in June 2060 (USD 800 million).

The Group reimbursed bonds during the first nine months of 2020:

-	Bond 4.750% issued in 2014 and maturing in January 2020 (NZD 100 million);

-	Bond 2.125% issued in 2014 and maturing in January 2020 (CAD 100 million);

-	Bond Euribor 3 months + 30 basis points issued in 2014 and maturing in March 2020 (EUR 1,000 million);

-	Bond Euribor 3 months + 31 basis points issued in 2013 and maturing in May 2020 (EUR 300 million);

-	Bond 4.450% issued in 2010 and maturing in June 2020 (USD 1,250 million);

-	Bond 1.875% issued in 2013 and maturing in July 2020 (EUR 750 million);

-	Bond Libor 3 months Dollar + 75 basis points issued in 2013 and maturing in July 2020 (USD 300 million);

-	Bond 5.000% issued in 2014 and maturing in September 2020 (NZD 100 million).

In April 2020, the Group has also put in place a new committed syndicated credit line with banking counterparties for an initial amount of USD 6,350 million and with a 12-month tenor (with the option to extend twice by a further 6 months at TOTAL’s hand).
As of September, 30 2020, the remaining balance of the committed syndicated credit line is USD 3,646 million.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first nine months of 2020.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group, other than those mentioned below.

Health and oil crises

After a second quarter in which the Group faced exceptional circumstances with oil prices falling below $20/b and a very strong slowdown of global activity linked to the health crisis, the Group benefited during the third quarter from a more favorable environment, with oil prices above $40/b thanks to strong OPEC+ discipline as well as the demand recovery for petroleum products for road transportation. However, the environment was mixed with low natural gas prices and severely depressed refining margins due to excess production capacity relative to demand and high inventories.

The oil market environment remains uncertain and will depend notably on the speed of the global demand recovery, affected by the Covid-19 pandemic.

Oil prices have remained above $40/b since June, supported by strong compliance with OPEC+ quotas and lower hydrocarbon production in North America. In this context, given the quotas, the Group now anticipates full-year 2020 production below 2.9 Mboe/d.

Total anticipates that the increase in oil prices over the second and third quarters will have a positive impact on its average LNG selling price in the fourth quarter, which is expected to be over $4/Mbtu.

In the Downstream, since the beginning of the fourth quarter, European refining margins have averaged more than $10/t and remain fragile given the low demand for jet fuel that weighs on the valuation of all distillates.

In this context, the Group maintains strong discipline on spending. The Group’s operating cost reduction program will surpass its objective with savings of more than $1 billion in 2020. Net investments will be less than $13 billion in 2020, including $2 billion for renewables and electricity.

The Group’s priority is the generation of a level of cash flow that allows it to continue to invest in profitable projects, support the dividend and maintain a solid balance sheet. The Group’s teams remain fully committed to the four priorities of HSE, operational excellence, cost reduction and cash flow generation.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which the Group holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

8) Post closing events

There was no post closing event.